UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 10, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **Syndicated facility agreement – AU$RCF**

Syndicated facility agreement

AngloGold Ashanti Australia Limited
as Borrower

AngloGold Ashanti Limited and AngloGold Ashanti
Holdings plc
as Guarantors

Commonwealth Bank of Australia
as Agent

Australia and New Zealand Banking Group Limited
and Commonwealth Bank of Australia
as Mandated Lead Arrangers and Bookrunners

Citibank, N.A. (Sydney), HSBC Bank Australia
Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd and
Westpac Banking Corporation
as Mandated Lead Arrangers

Barclays Bank PLC, Australia Branch
as Arranger

Australia and New Zealand Banking Group Limited,
Barclays Bank PLC, Australia Branch, Citibank, N.A.
(Sydney), Commonwealth Bank of Australia, HSBC
Bank Australia Limited, The Bank of Tokyo-
Mitsubishi UFJ, Ltd and Westpac Banking
Corporation
as Financiers

Contents

Table of contents

Contents

Contents

Contents

Contents

ME_114242304_11 (W2003x)

Syndicated facility agreement

Date *25 July 2014*

Between the parties

Borrower	**AngloGold Ashanti Australia Limited** ABN 42 008 737 424 **(Borrower)**
Guarantors	**AngloGold Ashanti Limited** (incorporated under the laws of the Republic of South Africa) with registration number 1944/017354/06 and **AngloGold Ashanti Holdings plc** (incorporated under the laws of the Isle of Man) with company number 001177V (each a **Guarantor** and together the **Guarantors**)
Agent	**Commonwealth Bank of Australia** ABN 48 123 123 124 (the **Agent**)
Mandated Lead Arrangers and Bookrunners	**Australia and New Zealand Banking Group Limited** ABN 11 005 357 522 and **Commonwealth of Australia** ABN 48 123 123 124 (each a **Mandated Lead Arranger and Bookrunner** and together the **Mandated Lead Arrangers and Bookrunners**)
Mandated Lead Arrangers	**Citibank, N.A. (Sydney)** ABN 34 072 814 058, **HSBC Bank Australia Limited** ABN 48 006 434 162, **The Bank of Tokyo-Mitsubishi UFJ, Ltd** ABN 75 103 418 882 and **Westpac Banking Corporation** ABN 33 007 457 141 (each a **Mandated Lead Arranger** and together the **Mandated Lead Arrangers**)
Arranger	**Barclays Bank PLC, Australia Branch** ABN 86 062 449 585 (**Arranger**)
Financiers	**Australia and New Zealand Banking Group Limited** ABN 11 005 357 522, **Barclays Bank PLC, Australia Branch** ABN 86 062 449 585, **Citibank, N.A. (Sydney)** ABN 34 072 814 058, **Commonwealth Bank of Australia** ABN 48 123 123 124, **HSBC Bank Australia Limited** ABN 48 006 434 162, **The Bank of Tokyo-Mitsubishi UFJ, Ltd** ABN 75 103 418 882 and **Westpac Banking Corporation** ABN 33 007 457 141

(each a **Financier** and together the **Financiers**)

Background	The Financiers have agreed to provide the Facility to the Borrower on the terms of this agreement.
The parties agree	as set out in the Operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

1 Definitions and interpretation

1.1 Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning
AAS	generally accepted accounting principles in Australia.
Affiliate	a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.
AGAH	AngloGold Ashanti Holdings plc (incorporated under the laws of the Isle of Man) with company number 001177V.
Agent's Fee Letter	the letter dated 3 July 2014 from the Agent to the Borrower setting out the amount of the agency fee referred to in clause 13.2.
Australian Group	1 the Borrower; and 2 the Subsidiaries of the Borrower.
Authorised Representative Certificate	a certificate substantially in the form of Schedule 8 executed by 2 directors or a director and secretary of the Borrower.
Availability Period	the period commencing on Financial Close and ending on the earlier of: 1 the date on which the Commitment is cancelled in full under this agreement; or 2 the date occurring one month before the Final Maturity Date.

Base Rate	on any Rate Set Date in respect of an Interest Period for a Funding Portion:
	1 the average bid rate displayed at or about 10.30am (Melbourne time) on the Rate Set Date on the Reuters screen BBSY page (**Screen Rate**) for a term equivalent to the Interest Period; or
	2 if for any reason that rate is not displayed, then the Base Rate will be the Interpolated Screen Rate determined by the Agent on the Rate Set Date;
	3 if:
	  • for any reason the Interpolated Screen Rate is unable to be determined by the Agent on the Rate Set Date; or
	  • the basis on which that rate is displayed is changed and in the opinion of the Agent it ceases to reflect the Financiers' cost of funding to the same extent as

Term	Meaning
	at the date of this agreement,
	then the Base Rate will be the rate determined by the Agent to be the average of the buying rates quoted to the Agent by 3 Reference Banks at or about 10.30am (Melbourne time) on the Rate Set Date; the buying rates must be for bills of exchange accepted by a leading Australian bank and which have a term equivalent to the Interest Period; if there are less than 3 Reference Banks quoting buying rates, then the Base Rate for each Financier will be the rate notified by that Financier to the Agent to be that Financier's cost of funding its Pro Rata Share of the Funding Portion for the Interest Period;
	All calculations of rates for the purposes of this definition will be expressed as a yield percent per annum to maturity and if necessary will be rounded up to the nearest fourth decimal place.
Bill	a bill of exchange as defined in the *Bills of Exchange Act 1909* (Cth).
Break Costs	for any repayment or prepayment the amount (if any) by which:
	1 the interest on the amount repaid or prepaid which a Financier should have received under this agreement (had the repayment or prepayment not occurred),
	exceeds:
	2 the return which that Financier would be able to obtain by placing the amount repaid or prepaid to it on deposit with a Reference Bank,
	in each case for the period from the date of repayment or prepayment until the last day of the then current Interest Period applicable to the repaid or prepaid amount.
Business Day	1 for the purposes of clause 19.2, a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and
	2 for all other purposes, a day on which banks are open for business in Perth, Sydney and Melbourne excluding a Saturday, Sunday or public holiday.
Code	the *US Internal Revenue Code of 1986*.
Commitment	in respect of a Financier the amount specified opposite its name in Schedule 2, as adjusted under this agreement.
Contractual Currency	is defined in clause 12.1(a).
Controller	a controller as defined in section 9 of the Corporations Act.
Corporations Act	the *Corporations Act 2001* (Cth).

Term	Meaning
Default	an Event of Default or an event which, with the giving of notice, lapse of time, determination of materiality or fulfilment of any other applicable condition (or any combination of the foregoing) as specified in clause 9, would constitute an Event of Default.
Dollars and **A$**	the lawful currency of the Commonwealth of Australia.
Environment	1 land including any natural or man-made structures; 2 water including ground and surface water; and 3 air including air within buildings and other natural or man-made structures above or below ground.
Environmental Claim	in relation to any member of the Group or the Group, as appropriate, any claim by any person as a result of or in connection with any violation of Environmental Law which could give rise to any remedy or penalty (whether interim or final) or liability for that member of the Group or the Group, as appropriate.
Environmental Laws	in relation to any member of the Group or the Group, as appropriate, all and any applicable laws, including common law, statute and subordinate legislation, European regulations and directives, codes of practice, circulars, guidance notices, judgments and decisions and other similar provisions, whether of the Isle of Man, the United States of America, Australia, the Republic of South Africa, the European Community or elsewhere, compliance with which is mandatory for that member of the Group or the Group, as appropriate, with regard to: 1 the pollution or protection of the Environment; 2 harm to the health of humans, animals or plants including without limitation laws relating to public and workers' health and safety; 3 emissions, discharges or releases into, or the presence in, the Environment of chemicals or any other pollutants or contaminants, or industrial, radioactive or other dangerous substances or wastes (including noise and genetically modified organisms); or 4 the manufacture, processing, use, treatment, storage, distribution, disposal, transport or handling of the substances or wastes described in 3 above.
Environmental Permits	all or any permits, licences, consents, approvals, certificates, qualifications, specifications, registrations and other authorisations including any conditions which attach to any of the above, and the filing of all notifications, reports and assessments required under Environmental Laws for the operation of any of the businesses of any member of the Group or the occupation or use of any of their respective properties.
Event of Default	an event specified as such in clause 9.
Existing Revolving	the revolving cash advance facility of A$600,000,000 as documented in the Existing

Term	Meaning
Facility	Revolving Facility Agreement.
Existing Revolving Facility Agreement	the facility agreement dated 22 December 2011 between the Borrower, the Guarantors, the Mandated Lead Arrangers and Bookrunners and others.
Facility	the revolving cash advance facility made available by the Financiers to the Borrower under this agreement.
FATCA	1 sections 1471 to 1474 of the Code or any associated regulations;
	2 any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph 1 above; or
	3 any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs 1 or 2 above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.
FATCA Application Date	1 in relation to a 'withholdable payment' described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources with the US), 1 July 2014;
	2 in relation to a 'withholdable payment' described in section 1473(1)(A)(ii) of the Code (which relates to 'gross proceeds' from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; and
	3 in relation to a 'passthru payment' described in section 1471(d)(7) of the Code not falling within paragraphs 1 or 2 above, 1 January 2017,
	or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this agreement.
FATCA Deduction	a deduction or withholding from a payment under a Transaction Document required by FATCA.
FATCA Exempt Party	a Party that is entitled to receive payments free from any FATCA Deduction.
Fee Letters	1 the Agent's Fee Letter;
	2 the Financiers' Fee Letter;
	3 the MLABs' Fee Letter; and
	4 the Mandate Letter.
Final Maturity Date	the fifth anniversary of the date of this agreement, or, if that is not a Business Day, the immediately preceding Business Day.

Term	Meaning
Finance Party	1 the Agent; 2 each Financier; 3 each Mandated Lead Arranger and Bookrunner; 4 each Mandated Lead Arranger; and 5 the Arranger.
Financial Close	the date the last of the conditions precedent in clause 2.1 are satisfied or waived as notified by the Agent to the Financiers and the Borrower.
Financial Indebtedness	any indebtedness in respect of: 1 moneys borrowed and debit balances at banks; 2 any debenture, bond, note, loan stock or other security; 3 any acceptance credit; 4 receivables sold or discounted (otherwise than on a non-recourse basis); 5 the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset; 6 any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased; 7 for the purposes of clause 9.6 any currency or commodity swap or interest swap, cap or collar arrangements or any other derivative instrument; 8 any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or 9 any guarantee, indemnity or similar assurance against financial loss of any person, provided that any counter indemnity given in support of a letter of credit issued to environmental authorities in respect of potential environmental liabilities will not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit.
Financier	each party listed in Schedule 2 and any person who is a Substitute Financier which in each case has not ceased to be a party in accordance with the terms of this agreement.
Financiers' Fee Letter	the letter dated on or about the date of this agreement from the Agent to the Borrower entitled 'AngloGold Ashanti Australia Ltd – Syndicated Facility Agreement to be dated July 2014'.
Funding Date	the date on which a Funding Portion is provided, or is to be provided, to the Borrower under this agreement.

Term	Meaning
Funding Notice	a notice given under clause 4.1.
Funding Portion	each portion of the Total Commitment provided under this agreement.
Funding Rate	in respect of an Interest Period, the aggregate of:
	1 the Base Rate on the Rate Set Date for that Interest Period; and
	2 the applicable Margin.
Government Agency	any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.
Group	1 the Parent; and
	2 the Subsidiaries of the Parent.
GST	the goods and services tax levied under the GST Act.
GST Act	the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).
Guarantee	any guarantee, suretyship, letter of credit, letter of comfort or any other obligation:
	1 to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;
	2 to indemnify any person against the consequences of default in the payment of; or
	3 to be responsible for,
	any debt or monetary liability or obligation (whether or not it involves the payment of money) of another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person.
Guarantor	each party specified in Schedule 1.
Holding Company	in relation to a person, an entity of which that person is a Subsidiary.
IAS	international financial reporting standards adopted by the International Accounting Standards Board, as may be amended from time to time (except as provided in clause 8.18).
Iduapriem Mine	the mine located in the Western Region of Ghana, owned by AngloGold Ashanti

Term	Meaning
	(Iduapriem) Limited at the date of this agreement.
Interest Payment Date	in relation to a Funding Portion, the last day of its Interest Period.
Interest Period	a period selected or determined under clause 4.6.
Interpolated Screen Rate	in relation to the Base Rate, the rate which results from the Agent interpolating on a linear basis between: 1 the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period for that Funding Portion; and 2 the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Funding Portion.
KYC Checks	for a Finance Party, the Finance Party's 'know your customer' or similar identification and verification checks and procedures required for the Finance Party to comply with the *Anti-Money Laundering and Counter-Terrorism Financing Act 2006* (Cth), the *Anti-Money Laundering and Counter-Terrorism Financing Rules* and any other law or regulation of Australia or comparable law or regulation of another country, and to manage anti-money laundering, counter-terrorism financing or economic and trade sanctions risk.
Lending Office	in respect of a Financier, the office of that Financier set out opposite its name in Schedule 2 or any other office notified by the Financier to the Agent and the Borrower as a Lending Office for the purposes of this agreement.
Liquidation	includes appointment of an administrator, liquidator, trustee in bankruptcy, judicial custodian, judicial manager, business rescue practitioner or compulsory manager, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment or arrangement for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, business rescue or a similar or analogous procedure or, where applicable, changes in the constitution of any partnership, or person or death.
Liquidity Bill	a Bill drawn under clause 5.5.
Loss	any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment.
Majority Financiers	at any time Financiers: 1 whose share of Principal Outstanding aggregate 66.67% or more of the total Principal Outstanding; or 2 if there is no Principal Outstanding, whose Commitments aggregate 66.67% or

Term	Meaning

more of the Total Commitments; or

3   if there is no Principal Outstanding and the Total Commitments have been reduced to nil, whose Commitments aggregate 66.67% or more of the Total Commitments immediately before the reduction.

Mandate Letter   the letter dated 13 June 2014 from the Mandated Lead Arrangers and Bookrunners to the Borrower and the Parent entitled 'Mandate Letter for $400 million Syndicated Revolving Cash Advance Facility (the "Facility")'.

Mandated Lead Arranger and Bookrunner   each party specified in Schedule 3.

Margin   for an Interest Period for a Funding Portion, 2.00% per annum on the date of this agreement and then the rate per annum set out in the table below by reference to the credit rating most recently assigned to the Parent by the Ratings Agencies:

Standard and Poor's credit rating of AngloGold Ashanti Limited	Moody's credit rating of AngloGold Ashanti Limited	Margin
BBB or better	Baa2 or better	1.50% per annum
BBB-	Baa3	1.70% per annum
BB+	Ba1	2.00% per annum
BB or worse or unrated or if an Event of Default occurs and is continuing	Ba2 or worse or unrated or if an Event of Default occurs and is continuing	2.50% per annum

For the purposes of determining the Margin applicable to a particular Funding Portion, the Margin applicable for the relevant Interest Period will be the Margin as at the first day of that Interest Period. The Margin applicable to a Funding Portion will not change during an Interest Period.

If the Parent has a credit rating from a Ratings Agency which corresponds to a different Margin than that determined if the credit rating from another Ratings Agency is used the Margin applicable will be the higher of the 2 Margins.

For the purposes of calculating the commitment fee in clause 13.3, a change in Margin will take effect immediately on and from the day on which the event giving rise to the change in Margin occurs.

If at any time the Parent has only one credit rating from a Ratings Agency, then the

Term	Meaning
	credit rating assigned by that Ratings Agency will be used to determine the Margin.
Material Adverse Effect	a material adverse effect on:
	1 the business or financial condition of the Obligors taken together or the Group as a whole; or
	2 the ability of any Obligor (taking into account the resources available to it from the other Obligors) to perform its payment obligations under any of the Transaction Documents or its obligations under clause8.18; or
	3 the validity or enforceability of the whole or any material part of any Transaction Document or any material rights or remedies of any Finance Party under the Transaction Documents.
Material Subsidiary	any Subsidiary of the Parent:
	1 (a) the book value of whose assets (consolidated if it itself has Subsidiaries) equals or exceeds 7.5% of the book value of the consolidated total assets of the Group; or
	(b) whose revenues (consolidated if it itself has Subsidiaries) equal or exceed 7.5% of the revenues of the Group taken as a whole; or
	(c) whose trading profits (consolidated if it itself has Subsidiaries) before interest and tax equal or exceed 7.5% of the trading profits before interest and tax of the Group as a whole,
	as determined by reference to the most recent accounts of the Subsidiary and the most recent audited annual consolidated accounts or unaudited quarterly consolidated accounts of the Group; or
	2 any Subsidiary of the Parent which becomes a member of the Group after the date of the latest audited annual consolidated accounts or unaudited quarterly consolidated accounts of the Group at the time of determination and which would fulfil any of the tests in 1(a), (b) or (c) above if tested on the basis of its latest accounts (audited if prepared) (consolidated if it itself has Subsidiaries) and those latest audited accounts of the Group; or
	3 prior to the delivery of each set of accounts pursuant to clause 8.2, any Subsidiary of the Parent to which has been transferred (whether by one transaction or a series of transactions, related or not) the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transaction or any of such transactions was a Material Subsidiary.
MLABs' Fee Letter	the letter dated on or about the date of this agreement from the Agent to the Borrower entitled 'AngloGold Ashanti Australia Ltd – Syndicated Facility Agreement to be dated July 2014 - Mandated Lead Arrangers and Bookrunners'.
Moody's	Moody's Investors Services, Inc., or any successor organisation to it.
Non-Funding Financier	1 any Financier which has failed to make or participate in a Funding Portion when required to do so under this agreement;

Term	Meaning
	2 any Financier which has, or a Holding Company of which has, given notice to an Obligor or the Agent that it does not intend to make or participate in a Funding Portion when required to do so under this agreement or which has repudiated its obligation to do so; or
	3 any Financier in respect of which (or, if the Majority Financiers agree, in respect of whose Holding Company) any event or circumstances specified in clause 9.7 or clause 9.8 has occurred (as if references to the Borrower in those clauses were to the Financier).
Obligor	1 the Borrower; and
	2 each Guarantor.
Obuasi Mine	the mine located in Obuasi, in the Ashanti Region of Ghana, owned by AngloGold Ashanti (Ghana) Limited as at the date of this agreement.
Obuasi Remediation	a substantial reduction in the business and operation of the Obuasi Mine, including retrenching employees.
Officer	1 in relation to an Obligor other than the Borrower, a person notified to the Agent to be an authorised officer, of the Obligor including a certified copy of that person's specimen signature as being its authorised representative for the purposes of the Transaction Documents where:
	• the identity of that person has been verified to the satisfaction of each Finance Party in order to complete the Finance Party's KYC Checks; and
	• the Agent has no notice of revocation of that authority;
	2 in relation to the Borrower, any person from time to time nominated as an authorised representative of the Borrower by a notice to the Agent in an Authorised Representative Certificate and in respect of which:
	• the identity of that person has been verified to the satisfaction of each Finance Party in order to complete the Finance Party's KYC Checks; and
	• the Agent has not received notice of revocation of the appointment;
	3 in relation to a Finance Party, any person whose title includes the word 'Director', 'Managing Director', 'Manager' or 'Vice President', and any other person appointed by the Finance Party to act as its authorised officer for the purposes of this agreement.
Offshore Associate	a Tax Associate:
	1 which is a non resident of Australia and which does not acquire, or would not acquire, the relevant participation in the Facility in carrying on a business in Australia at or through a permanent establishment of the Tax Associate in Australia; or
	2 which is a resident of Australia and which acquires, or would acquire, the relevant participation in the Facility in carrying on a business in a country outside Australia at or through a permanent establishment of the Tax Associate

Term	Meaning
	in that country,
	and, in either case, which is not acquiring the participation in the Facility or receiving payment in the capacity of a clearing house, payment agent, custodian, funds manager or responsible entity of a registered scheme.
Original Group Accounts	the audited consolidated accounts of the Group for the year ended 31 December 2013.
Outstanding Moneys	all debts and monetary liabilities of each Obligor to the Finance Parties under or in relation to any Transaction Document and in any capacity, irrespective of whether the debts or liabilities:
	1 are present or future;
	2 are actual, prospective, contingent or otherwise;
	3 are at any time ascertained or unascertained;
	4 are owed or incurred by or on account of any Obligor alone, or severally or jointly with any other person;
	5 are owed to or incurred for the account of any Finance Party alone, or severally or jointly with any other person;
	6 are owed to any other person as agent (whether disclosed or not) for or on behalf of any Finance Party;
	7 are owed or incurred as principal, interest, fees, charges, taxes, duties or other imposts, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account;
	8 are owed to or incurred for the account of any Finance Party directly or as a result of:
	• the assignment or transfer to any Finance Party of any debt or liability of any Obligor (whether by way of assignment, transfer or otherwise); or
	• any other dealing with any such debt or liability;
	9 are owed to or incurred for the account of a Finance Party before the date of this agreement, or before the date of any assignment of this agreement to any Finance Party by any other person or otherwise; or
	10 comprise any combination of the above.
Overdue Margin	1.00% per annum.
Overdue Rate	the aggregate of:
	1 the Overdue Margin;
	2 the applicable Margin; and
	3 the Base Rate on the relevant date on which the Overdue Rate is calculated under clause 14, as determined by the Agent in accordance with the definition of Base Rate in this clause 1.1 except that in making the determination all references in that definition to:

Term	Meaning
	• 'Interest Period' are references to a period of 1 month;
	• 'Rate Set Date' are to the relevant date on which the Overdue Rate is calculated under clause 14; and
	• 'Funding Portion' are to the relevant overdue amount.
Parent	AngloGold Ashanti Limited (incorporated under the laws of the Republic of South Africa) with registration number 1944/017354/06.
Party	a party to this agreement.
Permitted Financial Accommodation	1 the loan existing on the date of this agreement by the Borrower to AngloGold Investments Australia Pty Ltd of A$106,900,000;
	2 any financial accommodation or any Guarantee provided by a member of the Australian Group:
	• (in addition to the loan referred to in paragraph 1) in the ordinary course of business, but the aggregate amount of financial accommodation provided by members of the Australian Group must not exceed A$20,000,000 at any time; or
	• with the prior written consent of the Agent (acting on the instructions of the Majority Financiers).
Permitted Financial Indebtedness	1 any Financial Indebtedness incurred or permitted to be incurred under any Transaction Document;
	2 any Financial Indebtedness owing by a member of the Australian Group to a Guarantor or the Borrower;
	3 any Financial Indebtedness in respect of any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;
	4 any Financial Indebtedness in respect of any currency or commodity swap or interest swap, cap or collar arrangements or any other derivative instrument;
	5 any Financial Indebtedness in respect of any counter indemnity given in support of a letter or credit issued to environmental authorities in respect of potential environmental liabilities;
	6 any Financial Indebtedness recognised as a consequence of applying Australian accounting standards or IAS for lease transactions; or
	7 any other Financial Indebtedness not otherwise allowed under the preceding paragraphs not exceeding A$20,000,000 in aggregate in respect of the Australian Group as a whole at any time.
Permitted Reorganisation	1 any Specified Corporate Restructuring; or
	2 any amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis involving any Subsidiary or Subsidiaries of the Parent where:
	• all of the business, assets and shares of (or other interest in) those

Term	Meaning
	Subsidiaries remain within the Group and continue to be owned directly or indirectly by the Parent and, if any Subsidiary involved was an Obligor prior to the relevant reorganisation, all of the business and assets of that Subsidiary are retained by one or more Obligors after the reorganisation or, in the case of shares, cease to exist by virtue of a merger constituting or forming part of such reorganisation and where the liabilities of the surviving entity are not materially worse than the liabilities of any Subsidiary involved which was an Obligor involved prior to the relevant reorganisation; and • the Agent has received evidence satisfactory to it (acting reasonably) that, if any Subsidiary involved was an Obligor prior to the relevant reorganisation: • either the surviving entity is an Obligor and that notwithstanding such amalgamation, demerger, merger or corporate reconstruction or reorganisation on a solvent basis, the Transaction Documents will remain at all times the legal, valid, binding and enforceable obligations of that Obligor; or • the surviving entity is not an Obligor and upon such amalgamation, demerger, merger or corporate reconstruction or reorganisation on a solvent basis, the surviving entity will accede to the obligations of the original Obligor under the Transaction Documents in full, and, in each case, the surviving entity is not incorporated in a jurisdiction different from the jurisdiction of incorporation of the Subsidiaries which have amalgamated, demerged, merged or been the subject of the reorganisation or corporate reconstruction; and 3 the amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis would not have a material adverse impact on the ability of the Obligors as a whole to perform their obligations under this agreement.
Power	any right, power, authority, discretion or remedy conferred on a Finance Party by any Transaction Document or any applicable law.
PPS Law	1 the PPSA; 2 any regulations made at any time under the PPSA; 3 any provision of the PPSA or regulations referred to in 2; 4 any amendment to any of the above, made at any time; or 5 any amendment made at any time to the Corporations Act or any other legislation in connection with the implementation or as a consequence of the PPSA.
PPSA	the *Personal Property Securities Act 2009* (Cth).
PPSA Deemed Security Interest	an interest of the kind referred to in section 12(3) of the PPSA where the transaction concerned does not, in substance, secure payment or performance of an obligation.

Term	Meaning
Principal Outstanding	at any time, the aggregate principal amount of all outstanding Funding Portions at that time.
Project Finance Indebtedness	1 any indebtedness incurred in relation to any asset for the purposes of financing the whole or any part of the acquisition, creation, construction, improvement or development of such asset where the financial institution to whom such indebtedness is owed has recourse to the applicable project borrower (where such project borrower is formed solely or principally for the purpose of the relevant project) and/or to such asset (or any derivative asset thereof) but does not have recourse to any other assets of the applicable project borrower or, as the case may be, any other member of the Group or any assets owned by any member of the Group other than the relevant asset of the project borrower;
	2 any indebtedness which would fall within paragraph 1 above but for the fact that:
	• part of that indebtedness is guaranteed by another member of the Group; or
	• another member of the Group has agreed to make equity contributions and/or subordinated loans to repay part of that indebtedness,
	but only to the extent that the indebtedness is not so guaranteed or to be repaid; and
	3 any other indebtedness which the Agent (acting on the instructions of the Majority Financiers) has agreed with the Parent should properly be regarded as Project Finance Indebtedness.
Pro Rata Share	in respect of a Financier, the Commitment of that Financier expressed as a percentage of the Total Commitments.
Protected Party	a Finance Party which is or will be, for or on account of tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of tax to be received or receivable) under a Transaction Document.
Rate Set Date	the first day of an Interest Period.
Ratings Agencies	1 Standard & Poor's; and
	2 Moody's.
Reference Bank	1 Australia and New Zealand Banking Group Limited;
	2 Commonwealth Bank of Australia;
	3 National Australia Bank Limited; and
	4 Westpac Banking Corporation,
	or such other person as the Agent and the Borrower may agree.
Repeating	the representations and warranties set out in clauses 7.1(a), 7.1(b), 7.1(c), 7.1(d),

Term	Meaning
Representations	7.1(e), 7.1(h)(2), 7.1(i), 7.1(j), 7.1(k), 7.1(l), 7.1(m) (other than clause 7.1(m)(3) and clause 7.1(m)(4)), 7.1(n), 7.1(o)(2), 7.1(p), 7.1(q), 7.1(r), 7.1(s) and 7.1(u).
Replacement Financier	is defined in clause 3.7(b).
Reservations	the general principles of law in relation to matters of law only as at the date of this agreement limiting an Obligor's obligation which are specifically referred to in any legal opinion delivered under clause 2.1(n).
Retiring Financier	a Financier which substitutes a Substitute Financier under clause 16.3 for any of its Commitment.
Rollover Funding Portion	one or more Funding Portions:
	1 made or to be made on the same day that a Funding Portion matures;
	2 the aggregate amount of which is equal to or less than the maturing Funding Portion;
	3 made or to be made to the Borrower for the purpose of refinancing or continuing a maturing Funding Portion.
Same Day Funds	immediately available and freely transferable funds.
Screen Rate	has the meaning given in paragraph 1 of the definition of Base Rate.
Security Interest	mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.
	It does not include a PPSA Deemed Security Interest.
Specified Corporate Restructuring	any of the proposed corporate restructurings described below:
	1 the consolidation of the First Uranium operations acquired by the Parent in July 2012 with the Parent's existing South African operations to be achieved by:
	• the transfer by each of Chemwes (Pty) Ltd (**Chemwes**), Mine Waste Solutions (Pty) Ltd (**MWS**) and First Uranium (Pty) Ltd (**FUSA**) of their respective operating assets, including all intercompany receivables, to the Parent; and
	• the liquidation or deregistration of each of Chemwes, MWS and FUSA;
	2 the split of AngloGold South America Limited's (**AGA South America**), a wholly-owned subsidiary of AGAH, interest in Mineração Serra Grande SA (**MSG**) to be achieved by the transfer by MSG of its assets and liabilities relating to its real estate business to another entity within the Group;
	3 the redemption of all issued and fully paid A and B redeemable preference shares issued by the Parent and held by Eastvaal Gold Holdings Limited; and

Term	Meaning
	4 the transfer of the Group's interest in the Iduapriem Mine to any other member of the Group (other than to AngloGold Ashanti (Ghana) Limited).
Standard & Poor's	Standard & Poor's Rating Group, a division of McGraw – Hill Companies, Inc., or any successor organisation to it.
Subsidiary	any company or corporation:
	1 which is controlled, directly or indirectly, by another company or corporation; or
	2 more than half the issued share capital of which is beneficially owned, directly or indirectly, by another company or corporation; or
	3 which is a subsidiary of another subsidiary of another company or corporation,
	and, for those purposes, a company will be treated as being controlled by another if that other company or corporation has the right to control the composition of a majority of its board of directors or equivalent body.
Substitute Financier	a person substituted by a Financier under clause 16.3 for any of the Financier's Commitment.
Substitution Certificate	a certificate in or substantially in the form of Attachment 1 which is executed pursuant to clause 16.3.
Tax Act	the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as applicable.
Tax Associate	an associate as defined in section 128F(9) of the Tax Act.
Tax Invoice	includes any document or record treated by the Commissioner of Taxation as a tax invoice or as a document entitling a recipient to an input tax credit.
Total Commitments	at any time, the aggregate of the Commitments of the Financiers at that time.
Total Undrawn Commitments	at any time, the aggregate of the Undrawn Commitments of the Financiers at that time.
Transaction Document	1 this agreement;
	2 each Fee Letter;
	3 each Substitution Certificate,
	or any document or agreement entered into or given under any of the above.

Term	Meaning
Transfer Authorisation	1 any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, resolution, licence, approval, permit, authority or exemption; or
	2 in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action.
Transfer Date	the date a Substitute Financier becomes a party to this agreement.
Undrawn Commitment	in respect of a Financier at any time, the Commitment of that Financier at that time less the Principal Outstanding provided by that Financier at that time.
United States Dollars and US$	the lawful currency of the United States of America.
US	the United States of America.
US Tax Obligor	1 the Borrower if it is resident for tax purposes in the US; or
	2 an Obligor some or all of whose payments under the Transaction Documents are from sources within the US for US federal income tax purposes.

1.2   Interpretation

In this agreement:

(a)   Headings and bold type are for convenience only and do not affect the interpretation of this agreement.

(b)   The singular includes the plural and the plural includes the singular.

(c)   Words of any gender include all genders.

(d)   Other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning.

(e)   An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual.

(f)   A reference to any thing (including any right) includes a part of that thing but nothing in this clause 1.2(f) implies that performance of part of an obligation constitutes performance of the obligation.

(g)   A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement.

(h)   A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(i) A reference to a document includes all amendments or supplements to, or replacements or novations of, that document.

(j) A reference to a party to a document includes that party's successors and permitted assignees.

(k) A reference to an agreement other than this agreement includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing.

(l) A reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits.

(m) A reference to a document includes any agreement in writing, or any certificate, notice, deed, instrument or other document of any kind.

(n) A reference to a body, other than a party to this agreement (including an institute, association or authority), whether statutory or not:

    (1) which ceases to exist; or

    (2) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(o) References to time are to Melbourne time.

(p) Where this agreement confers any power or authority on a person that power or authority may be exercised by that person acting personally or through an agent or attorney.

(q) A reference to drawing, accepting, endorsing or other dealing with a Bill refers to drawing, accepting, endorsing or dealing within the meaning of the *Bills of Exchange Act 1909* (Cth).

(r) A Default is 'continuing' if it has not been remedied or waived.

(s) A reference to **assets** includes present and future properties, revenues and rights of every description.

(t) A reference to an **authorisation** includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation.

(u) A reference to **control** means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

(v) A reference to a **month** is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

    (1) if there is no numerically corresponding day in the month in which that period ends, that period must end on the last Business Day in that calendar month; or

    (2) if an Interest Period commences on the last Business Day of a calendar month, that Interest Period must end on the last Business Day in the calendar month in which it is to end.

(w) A reference to a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not, being of a type with which banks are accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation.

(x) A reference to **tax** means any tax, GST, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

(y)   A reference to **know your customer requirements** means the identification checks that a Finance Party requests in order to meet its obligations under any applicable law or regulation to identify a person who is (or is to become) its customer.

1.3   Interpretation of inclusive expressions

Specifying anything in this agreement after the words 'include' or 'for example' or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.4   Business Day

Except where clause 6.2 applies, where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.

1.5   IAS

Any accounting practice or concept relevant to this agreement is to be construed or determined in accordance with IAS.

1.6   Personal Property Securities (PPS) Law

If:

(a)   a PPS Law applies, or will at a future date apply to any of the Transaction Documents or any of the transactions contemplated by them, or the Agent reasonably determines that a PPS Law applies, or will at a future date apply, to any of the Transaction Documents or any of the transactions contemplated by them; and

(b)   in the reasonable opinion of the Agent, the PPS Law adversely affects or would or may adversely affect a Finance Party's rights or obligations under or in connection with the Transaction Documents,

the Agent may from time to time, and if so directed by the Majority Financiers must, give notice to the Obligors requiring the Obligors to do anything, including:

(c)   amending any Transaction Document; or

(d)   executing any new Transaction Document,

that in the Agent's reasonable opinion is necessary to ensure that, to the maximum possible extent, each Finance Party's rights and obligations, are not adversely affected as contemplated by clause 1.6(b) (or that any such adverse effect is overcome to the maximum extent possible).

The Obligors must comply with the requirements of that notice within any reasonable time stipulated in the notice.

1.7   Agreement components

This agreement includes any schedule.

2   Conditions precedent

2.1   Conditions precedent to initial Funding Portion

A Financier is not obliged to provide its Commitment or its Pro Rata Share of the first Funding Portion until the Agent has received all of the following in form and of substance satisfactory to the Agent (acting reasonably and acting on the instructions of each Financier) and the Agent will notify the Borrower and the Financiers promptly upon receiving all of the following in form and of substance satisfactory to the Agent (acting reasonably and acting on the instructions of each Financier):

(a)   **Transaction Documents**: originals of each Transaction Document duly executed by all parties to them other than the Finance Parties;

(b)   **constitutional documents**: a copy of the constitutional documents of each Obligor;

(c)   **extract of resolutions**: a copy of an extract of a resolution of the board of directors of each Obligor:

    (1)   approving the terms of, and the transactions contemplated by, the Transaction Documents;

    (2)   (if applicable) authorising a specified person or persons to execute the Transaction Documents on its behalf; and

    (3)   disclosing and approving any conflicts of interests of the directors of the relevant Obligor in relation to the Transaction Documents and the transactions contemplated thereby;

(d)   **shareholders resolutions**: a copy of unanimous written resolutions of the shareholders of AGAH approving AGAH's execution and performance of the Transaction Documents to which it is a party;

(e)   **authorised signatories**: an Authorised Representative Certificate properly completed, duly signed by 2 directors (or a director and company secretary) and dated no earlier than 2 Business Days before Financial Close, and with sufficient originals for the Agent and each Financier;

(f)   **approvals**: evidence that all official consents, licences and approvals (including the exchange control approval of the South African Reserve Bank dated on or prior to the date of this agreement) required in connection with the entry into and performance of this agreement have been obtained;

(g)   **Material Subsidiaries**: a list of current Material Subsidiaries;

(h)   **financial accounts**: a copy of the Original Group Accounts, a copy of the audited consolidated accounts of the Parent for the year ended 31 December 2013, a copy of the audited consolidated accounts of the Borrower as at 31 December 2013 and copies of the financial statements of AGAH most recently produced;

(i)   **authorisations**: a copy of any other authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Transaction Document or for the validity and enforceability of any Transaction Document, and of which the Borrower has been notified at least 5 Business Days prior to the date of this agreement;

(j)   **fees and expenses**: evidence that all fees and expenses remaining due and payable immediately prior to the first Funding Notice by the Obligors under the Transaction Documents have been or will be paid on or before the first Funding Date;

(k)   **certificate**: a certificate of an authorised signatory of the Borrower certifying that each copy document delivered under this clause 2.1 is correct, complete and in full force and effect as at a date no earlier than the date of this agreement (or any later date agreed by the Agent);

(l)   **Group structure diagram**: a copy of the current structure chart of the Group;

(m)   **regulatory requirements**: evidence that all documentation and other information required by regulatory authorities under applicable 'know your customer' and anti-money laundering rules and regulations, to the extent requested, has been received in relation to each Obligor in form and substance satisfactory to the Agent;

(n)   **legal opinions**: a legal opinion of:

    (1)   Minter Ellison, legal advisers in Australia to the Agent and the Mandated Lead Arrangers and Bookrunners, addressed to the Finance Parties;

    (2)   Appleby (Isle of Man) LLC, legal advisers in the Isle of Man to the Agent and the Mandated Lead Arrangers and Bookrunners, addressed to the Finance Parties; and

    (3)   Cliffe Dekker Hofmeyr Inc, legal advisers in South Africa to the Agent and the Mandated Lead Arrangers and Bookrunners, addressed to the Finance Parties; and

(o)   **Existing Revolving Facility**: evidence that:

    (1)   the Borrower has cancelled, or will on the first Funding Date cancel, the Total Undrawn Commitments (as defined in the Existing Revolving Facility Agreement) under the Existing Revolving Facility Agreement; and

    (2)   the Principal Outstanding (as defined in the Existing Revolving Facility Agreement) will be prepaid on the first Funding Date by the first Funding Portion.

2.2   Conditions precedent to all Funding Portions

A Financier is not obliged to provide its Pro Rata Share of any Funding Portion until the following conditions are fulfilled to the Agent's satisfaction:

(a)   **Funding Notice**: the Borrower has delivered a Funding Notice to the Agent requesting the Funding Portion;

(b)   **Funding Date**: the Funding Date for the Funding Portion is a Business Day within the Availability Period;

(c)   **Commitment**: the Commitment of that Financier will not be exceeded by providing the Funding Portion;

(d)   **no Default**: in respect of a Rollover Funding Portion, no Event of Default has occurred which is continuing and no Event of Default will result from the Funding Portion being provided and, in respect of any other Funding Portion, no Default has occurred which is continuing and no Default will result from the Funding Portion being provided; and

(e)   **Repeating Representations**: the Repeating Representations are correct in all material respects.

2.3   Benefit of conditions precedent

A condition in this clause 2 is for the benefit only of the Finance Parties and only the Agent acting on the instructions of:

(a)   all Financiers in respect of clause 2.1; and

(b)   the Majority Financiers in respect of clause 2.2,

may waive it.

3   Commitment, purpose and availability of Facility

3.1   Provision of Commitment

Each Financier must make its Commitment available to the Borrower on the terms of this agreement.

3.2   Several obligations and rights of Financiers

(a)   The obligations and rights of the Financiers under each Transaction Document are several.

(b)   Failure of a Financier to perform its obligations under a Transaction Document does not relieve any other Financier from any of its obligations under a Transaction Document.

(c)   No Financier is responsible for the obligations of any other Financier under a Transaction Document.

(d)   Each Financier may separately enforce its rights under any Transaction Document, unless a Transaction Document provides otherwise.

3.3   Purpose

The Borrower must use the net proceeds of a Funding Portion only for:

(a)   refinancing of the Existing Revolving Facility;

(b)   working capital and general corporate purposes;

(c)   rollover of Funding Portions and payment of any fees, costs and interest payments under the Transaction Documents; and

(d)   any other purpose that the Agent (acting on the instructions of the Majority Financiers) approves.

3.4   Cancellation of Commitment during Availability Period

(a)   During the Availability Period, the Borrower may cancel any of the Total Undrawn Commitments by giving the Agent at least 5 Business Days' notice.

(b)   A partial cancellation of the Total Undrawn Commitments may only be made in a minimum amount of A\$10,000,000 and in an integral multiple of A\$5,000,000.

(c)   The Commitment of a Financier is cancelled to the extent of its Pro Rata Share of the Total Undrawn Commitments cancelled.

(d)   A notice given under clause 3.4(a) is irrevocable.

3.5   Cancellation at end of Availability Period

On the last day of the Availability Period, the Commitment of each Financier is cancelled to the extent of its Undrawn Commitment.

3.6   Prepayment

(a)   The Borrower may prepay any of the Principal Outstanding in relation to an outstanding Funding Portion by giving the Agent at least 5 Business Days' prior notice specifying:

(1)   the prepayment date;

(2)   the relevant Funding Portions which are to be prepaid in whole or in part.

(b)   Prepayment of part of the Principal Outstanding may only be made in a minimum amount of A$10,000,000 and in an integral multiple of A$5,000,000.

(c)   The Borrower must prepay the Principal Outstanding specified in the prepayment notice on the prepayment date specified in the notice together with all unpaid interest accrued to the prepayment date in respect of the prepaid amount and, subject to clause 12.4, without premium or penalty.

(d)   A prepaid amount may be redrawn.

(e)   A notice given under clause 3.6(a) is irrevocable.

(f)   The Borrower may make a prepayment under this clause 3.6 on any Business Day.

3.7   Additional right of prepayment and cancellation

(a)   If:

(1)   an Obligor is required to pay a Financier any additional amounts under clause 6.4; or

(2)   an Obligor is required to pay to a Financier any amount under clause 10.1; or

(3)   the rate of interest on a Financier's participation in a Funding Portion is being calculated in accordance with clause 4.8; or

(4)   any Financier is or becomes a Non-Funding Financier,

then, without prejudice to the obligations of each Obligor under those clauses, the Borrower may, whilst the relevant circumstances continue:

(5)   in respect of the circumstances set out in clause 3.7(a) give a notice of prepayment and cancellation to that Financier through the Agent. On the date occurring 5 Business Days after the date the notice is given:

(A)   the Borrower must prepay the Outstanding Moneys of that Financier in full; and

(B)   the Commitment of that Financier will be cancelled; or

(6)   replace that Financier in accordance with clause 3.7(b).

(b)   The Borrower may, in the circumstances set out in clause 3.7(a) above, replace a Financier by requiring such Financier to (and such Financier will) transfer pursuant to clause 16.2 all (but, subject to clauses 3.7(b)(1) and 3.7(b)(2), not part) of the Commitment and Funding Portions of that Financier to one or more Financiers or Substitute Financiers selected by the Borrower (and which Substitute Financiers are not any Affiliates of the Borrower or any Group member) (each a **Replacement Financier**), which has agreed to purchase such Commitment and Funding Portions of that existing Financier pursuant to an assignment or transfer in accordance with the provisions of clause 16.2 in each case on condition that:

(1)   each assignment, transfer or assumption of Commitments and/or Funding Portions in accordance with this clause 3.7(b) must be arranged by the Borrower; and

(2)   no existing Financier will be obliged to make any assignment or transfer pursuant to this clause 3.7(b) unless and until it has received payment from the Replacement Financier(s) in an aggregate amount equal to the outstanding principal amount of the Funding Portions owing to the existing Financier, together with accrued and unpaid interest and fees (including, without limitation, if the effective date of the assignment or transfer is not the last day of an Interest Period in relation to any participation in a Funding Portion being transferred, any Break Costs to the date of payment) and all other amounts payable to the existing Financier under this agreement.

(c)   The replacement of a Financier pursuant to this clause is subject to the following conditions:

(1)   the Borrower has no right to replace the Agent;

(2)   neither the Agent nor any Financier has any obligation to the Borrower to find a Replacement Financier; and

(3)   in no event will the Financier replaced under this clause 3.7(c) be required to pay or surrender to such Replacement Financier any of the fees received by such Financier pursuant to the Transaction Documents.

(d)   Any notice of prepayment and/or cancellation under clause 3.7 is irrevocable and the Agent must promptly notify the Financiers promptly of receipt of any such notice.

(e)   All prepayments under clause 3.7 must be made together with accrued interest on the amount prepaid and, subject to clauses 12.1 and 12.4, without premium or penalty.

(f)   No prepayment or cancellation permitted under clause 3.7 is permitted except in accordance with the express terms of clause 3.7.

(g)   No amount of the Total Commitments cancelled under clause 3.7 may subsequently be reinstated.

(h)   No amount prepaid under clause 3.7 may subsequently be redrawn.

3.8   Change of control

(a)   If any person, or group of persons acting in concert, becomes, directly or indirectly, the beneficial owner of more than 50% of the issued capital of the Parent:

(1)   the Parent must promptly notify the Agent upon becoming aware of that event;

(2)   a Financier will not be obliged to fund a Funding Portion (except for a Rollover Funding Portion); and

(3)   if a Financier so requires and notifies the Agent within 30 days of the Parent notifying the Agent of the event, the Agent must, by not less than 10 Business Days notice to the Parent (and only by longer than 10 Business Days notice if the relevant Financier agrees), cancel the Commitment of that Financier and declare the participation of that Financier in all outstanding Funding Portions, together with accrued interest, and all other amounts accrued under the Transaction Documents immediately due and payable, whereupon the Commitment of that Financier will be cancelled and all such outstanding amounts will become immediately due and payable.

(b)   For the purposes of clause 3.8(a), **acting in concert** means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Parent by any of them, either directly or indirectly, to obtain or consolidate control of the Parent.

4   Funding and rate setting procedures

4.1   Delivery of Funding Notice

(a)   If the Borrower requires the provision of a Funding Portion it must deliver to the Agent a Funding Notice.

(b)   The Agent must notify each Financier of the contents of each Funding Notice, and of each Financier's Pro Rata Share of each Funding Portion requested as soon as reasonably practicable and in any event within one Business Day after the Agent receives the Funding Notice.

4.2   Requirements for a Funding Notice

A Funding Notice to be effective must be:

(a)   in writing signed by an Officer of the Borrower and in the form of, and specifying the matters required in, Schedule 5; and

(b)   received by the Agent before 10.30am (Melbourne time) on a Business Day at least 3 Business Days before the proposed Funding Date (or any shorter period that the Agent agrees in writing).

4.3   Irrevocability of Funding Notice

The Borrower is irrevocably committed to draw Funding Portions from the Financiers in accordance with each Funding Notice given to the Agent.

4.4   Number of Funding Portions

The Borrower must ensure that no more than 10 Funding Portions are outstanding at any time.

4.5   Amount of Funding Portions

The Borrower must ensure that the amount of each Funding Portion is either:

(a)   not less than A$10,000,000 and is an integral multiple of A$5,000,000; or

(b)   equal to the Total Undrawn Commitments.

4.6   Selection of Interest Periods

(a)   The Borrower must select an Interest Period which is to apply to a Funding Portion in the Funding Notice delivered for that Funding Portion.

(b)   Each Interest Period must be of 1, 3 or 6 months or any other period that the Agent agrees with the Borrower.

(c)   If an Interest Period ends on a day which is not a Business Day, it is regarded as ending on the next Business Day in the same calendar month or, if none, the preceding Business Day.

(d)   An Interest Period for a Funding Portion commences on the first Funding Date for that Funding Portion.

(e)   The Interest Period may not end after the Final Maturity Date.

(f)   If the Borrower:

(1)   fails to select an Interest Period for a Funding Portion under clause 4.6(a); or

(2)   selects an Interest Period in a manner which does not comply with this clause 4.6,

then, that Interest Period will be 1 month or such other period as the Agent selects.

(g)   A Funding Portion has one Interest Period.

4.7   Determination of Funding Rate

The Agent must notify each Financier and the Borrower of the Funding Rate for an Interest Period as soon as reasonably practicable, and in any event within 2 Business Days, after it has made its determination of the applicable Base Rate.

4.8   Market Disruption

(a)   If the Agent determines that a Market Disruption Event occurs in relation to a Funding Portion for any Interest Period, it must promptly notify the Borrower and the Financiers, and the Funding Rate on each Affected Financier's participations in that Funding Portion for that Interest Period will be the aggregate of:

(1)   the applicable Margin; and

(2)   the rate notified to the Agent by that Affected Financier as soon as practicable and in any event no later than the Business Day before the Interest Payment Date to be the rate which expresses as a percentage rate per annum the cost to that Affected Financier of funding its participation in that Funding Portion from whatever source it may reasonably select.

(b)   Each Financier must determine the rate notified by it under clause 4.8(a)(2) in good faith. The rate notified by a Financier under clause 4.8(a)(2), and any notification under clause 4.8(c)(2) below, will be conclusive and binding on the parties, in the absence of manifest error.

(c)   In this agreement, **Market Disruption Event** means:

(1)   at or about noon on the Rate Set Date for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine the Base Rate for the relevant Interest Period (in which case each Financier participating in the Funding Portion will be an Affected Financier); or

(2)   before 5.00pm (Melbourne time) on the Business Day after the Rate Set Date for the relevant Interest Period, the Agent receives notifications from a Financier or Financiers (whose participations in that Funding Portion aggregate more than 35% of that Funding Portion) that as a result of market circumstances not limited to it (whether or not those circumstances, or their effect on the Financier's cost of funds, subsist on the date it becomes a Financier), the cost to it of funding its participation in the Funding Portion is or would be in excess of the Base Rate (in which case an Affected Financier will be each Financier which gives such notification).

4.9   Alternative basis of interest or funding

(a)   If a Market Disruption Event occurs and the Agent or the Borrower so requires, the Agent and the Borrower must enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)   Any alternative basis agreed pursuant to paragraph (a) above will only apply with the prior consent of all the Financiers and the Borrower and then will be binding on all parties.

(c)   The Agent must promptly inform the Borrower and each Financier of any alternative basis agreed under this clause 4.9.

4.10   Agent's role and confidentiality

(a)   The Agent must promptly give notice to the Borrower of:

   (1)   any rate or other information notified or specified by a Financier under clause 4.8 or clause 4.9; and

   (2)   the identity of any Financier or Financiers giving a notification under clause 4.8(c)(2).

(b)   Each of the Agent and the Borrower must keep confidential and not disclose to any other Financier or any other person except the Borrower, any information relating to a Financier described in clause 4.10(a), except:

   (1)   if required by law; or

   (2)   to the extent it reasonably determines that such disclosure is necessary in connection with any actual or contemplated proceedings or a claim under or in connection with clauses 4.8 or 4.9 or this clause 4.10.

(c)   A Financier who gives a notification under clause 4.8(c) at any time before 5.00pm (Melbourne time) on the Business Day after the relevant Rate Set Date may in that notification request the Agent to notify each other Financier that it has received a notification under clause 4.8(c)(2) (without giving details) and the Agent must promptly comply with the request.

5   Facility

5.1   Provision of Funding Portions

(a)   If the Borrower gives a Funding Notice, each Financier must provide to the Agent its Pro Rata Share of each specified Funding Portion in Same Day Funds in Dollars no later than 12 noon on the specified Funding Date and in accordance with that Funding Notice.

(b)   Where on the same day a Financier is obliged to provide a Funding Portion to the Borrower and the Borrower is obliged to repay a Funding Portion, only the net amount need be provided in cash or repaid in cash, as the case may be.

5.2   Payment to Borrower

(a)   Subject to clause 5.2(b), on receipt of the amounts paid to it by the Financiers under clause 5.1, the Agent must pay those amounts in Same Day Funds in Dollars to the Borrower by crediting those amounts to an account in the name of the Borrower maintained with Australia and New Zealand Banking Group Limited at 55 Collins Street, Melbourne, Victoria with Swift code ANZBAU3M, branch number 013 030 and account number 7753 40393 or to such account in the Borrower's name as the Borrower may notify to the Agent by not less than 5 Business Days' notice with a bank in the principal financial centre of the country of that currency. Such notice must be signed by 2 Officers of the Borrower.

(b)   On receipt of the amount paid to it by the Financiers under clause 5.1 in respect of the first Funding Portion, the Agent must pay those amounts in the manner requested by the Borrower in the Funding Notice relating to the first Funding Portion in order to prepay the

Principal Outstanding (as defined in the Existing Revolving Facility Agreement) on the first Funding Date.

5.3   Repayment

(a)   The Borrower must repay each Funding Portion on the last day of its Interest Period.

(b)   Subject to the terms of this agreement, amounts so repaid may be re-borrowed.

(c)   Without prejudice to the Borrower's obligation to repay the full amount of each Funding Portion on its Interest Payment Date, if one or more Funding Portions are made available to the Borrower:

(1)   on the same day that a maturing Funding Portion is due to be repaid by the Borrower; and

(2)   in whole or in part for the purpose of financing the maturing Funding Portion;

then:

(3)   if the amount of the maturing Funding Portion exceeds the aggregate amount of the new Funding Portion:

(A)   the Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and

(B)   each Financier's share (if any) in the new Funding Portion will be treated as having been made available and applied by the Borrower in or towards repayment of that Financier's share (if any) in the maturing Funding Portion and that Financier will not be required to make its share in the new Funding Portion available in cash; and

(4)   if the amount of the maturing Funding Portion is equal to or less than the aggregate amount of the new Funding Portion:

(A)   the Borrower will not be required to make any payment in cash; and

(B)   each Financier will be required to make its share in the new Funding Portion available in cash only to the extent that its share (if any) in the new Funding Portion exceeds that Financier's share (if any) in the maturing Funding Portion and the remainder of that Financier's share in the new Funding Portion will be treated as having been made available and applied by the Borrower in or towards repayment of that Financier's share in the maturing Funding Portion.

(d)   No Funding Portion may be outstanding after the Final Maturity Date.

5.4   Interest

(a)   The Borrower must pay interest on the principal amount of each Funding Portion for each Interest Period at the Funding Rate for the Interest Period.

(b)   Interest is calculated on daily balances on the basis of a 365 day year and for the actual number of days elapsed from and including the first day of each Interest Period to, but excluding, the last day of the Interest Period or, if earlier, the date of prepayment or repayment of the Funding Portion under this agreement.

(c)   The Borrower must pay accrued interest in arrears to the Agent on each Interest Payment Date and also, if the Interest Period is longer than 6 months, on the dates occurring at six monthly intervals after the first day of that Interest Period.

ME_114242304_11 (W2003x)

5.5   Liquidity Bills

(a)   The Borrower irrevocably and for value authorises each Financier, at its option, to prepare Liquidity Bills in respect of a Funding Portion so that:

    (1)   their total face value amount does not exceed the outstanding principal amount of the Financier's Pro Rata Share of the Funding Portion and total interest payable to the Financier in respect of the Funding Portion;

    (2)   their maturity date is not later than the last day of the Interest Period for that Funding Portion; and

    (3)   the Borrower's obligations as drawer or endorser under the Liquidity Bills are non-recourse,

and to sign them as drawer or endorser in the name of and on behalf of the Borrower.

(b)   A Financier may negotiate or deal with any Liquidity Bill prepared by it as it sees fit and for its own benefit.

(c)   A Financier must pay any tax on or in respect of the Liquidity Bills and any dealing with the Liquidity Bills in respect of that Financier.

(d)   Each Financier indemnifies the Borrower against any Loss which the Borrower suffers, incurs or is liable for in respect of the Borrower being a party to a Liquidity Bill in respect of that Financier.

(e)   Nothing in clause 5.5(d) affects the Borrower's obligations under this agreement (including its obligations in relation to the payment of the Outstanding Moneys) which are absolute and unconditional obligations and not affected by any actual or contingent liability of any Financier to the Borrower under clause 5.5(d).

(f)   If the Borrower discharges any Liquidity Bill by payment, the amount of that payment is regarded as applied on the date of payment against the money owing by the Borrower to the Financier who prepared that Liquidity Bill.

6   Payments

6.1   Manner of payment

All payments by an Obligor under the Transaction Documents must be made:

(a)   in Same Day Funds;

(b)   in Dollars;

(c)   no later than 11.00am (Perth time) on the due date,

to the Agent's account as specified by the Agent to the Borrower or in any other manner the Agent directs from time to time.

6.2   Payments on a Business Day

If a payment is due on a day which is not a Business Day, the due date for that payment is the next Business Day.

6.3   Payments in gross

All payments which an Obligor is required to make under any Transaction Document must be without any set-off or counterclaim.

6.4   Gross-up

(a)   All payments required to be made by an Obligor under the Transaction Documents must be made free and clear of and without any withholding or deduction for or on account of any taxes (other than a FATCA Deduction), except to the extent that the Obligor is required by law to make payment subject to any taxes. Subject to clause 6.4(b), if any tax or amounts in respect of tax must be withheld or deducted by an Obligor from any amounts payable or paid by an Obligor, or deducted by the Agent from any amounts paid or payable by the Agent to a Financier, under the Transaction Documents the amounts payable by that Obligor under this agreement must, unless the relevant withholding or deduction was a FATCA Deduction, be increased such that the relevant Financier receives a net amount equal to the full amount which it would have received had such withholding or deduction of tax or amounts in respect of tax not been required.

(b)   An Obligor is not obliged to pay an additional amount pursuant to clause 6.4(a) in respect of any withholding or deduction which would not have been required if the relevant Finance Party had completed a declaration, claim, exemption or other form or formality which it was, at the relevant time, able to complete when requested to do so by the Borrower or Agent.

(c)   Each Obligor must:

(1)   pay when due all taxes required by law to be deducted or withheld by it from any amounts paid or payable under the Transaction Documents; and

(2)   as soon as reasonably practicable after receipt, deliver to the Agent for the relevant Financier the relevant tax receipt or a certified copy thereof (or if such receipt is not available, evidence reasonably satisfactory to that Financier) demonstrating that the required payment of taxes has been duly remitted to the appropriate taxation authority; and

(3)   within 5 Business Days of demand to the Borrower indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of the payment or non-payment of the taxes required to be paid in accordance with clause 6.4(c)(1) (unless it relates to a FATCA Deduction required to be made by a Party).

6.5   Tax credits

In the event that an Obligor makes an additional payment under clause 6.4 and the Finance Party for whose benefit such payment is made determines, acting reasonably, that it has received or utilised or been granted a credit (and utilised that credit) against, relief or remission for, or repayment of, any tax paid or payable by it in respect of or calculated by reference to the deduction or withholding giving rise to such additional payment or by reference to the liability to which the payment relates, that Finance Party must, to the extent that it can do so without prejudice to the retention of the amount of the credit, relief, remission or repayment, pay to that Obligor an amount equal to such amount thereof as that Finance Party will have concluded in its absolute discretion to be attributable to such deduction or withholding or, as the case may be, the liability, as will leave such Finance Party (after such reimbursement) in no worse position than it would have been in had the relevant deduction or withholding not been required to be made. Nothing contained in this agreement interferes with the right of a Finance Party to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Finance Party is under any obligation to make any disclosure of its tax affairs, or to claim or to utilise any credit, relief, remission or repayment from or against its corporate profits or similar tax liability in respect of the amount of the deduction or withholding in priority to any other claims, reliefs, credits or deductions available to it.

6.6   FATCA information

(a)   Subject to clause 6.6(c), each Party must, within 10 Business Days of a reasonable request by another Party:

    (1)   confirm to that other Party whether it is:

        (A)   a FATCA Exempt Party; or

        (B)   not a FATCA Exempt Party;

    (2)   supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA;

    (3)   supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)   If a Party confirms to another Party pursuant to clause 6.6(a)(1) that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party must notify that other Party reasonably promptly.

(c)   Clause 6.6(a) does not oblige any Finance Party to do anything, and clause 6.6(a)(3) does not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

    (1)   any law or regulation;

    (2)   any fiduciary duty; or

    (3)   any duty of confidentiality.

(d)   If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with clause 6.6(a)(1) or (2) (including, for the avoidance of doubt, where clause 6.6(c) applies), then such Party will be treated for the purposes of the Transaction Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)   If the Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Financier will, within 10 Business Days of:

    (1)   where the Borrower is a US Tax Obligor and the relevant Financier is a Financier as at the date of this agreement;

    (2)   where the Borrower is a US Tax Obligor on a Transfer Date and the relevant Financier is a Substitute Financier, the relevant Transfer Date;

    (3)   where the Borrower is not a US Tax Obligor, the date of a request from the Agent,

supply to the Agent:

    (4)   a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

    (5)   any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Financier under FATCA or that other law or regulation.

(f)   The Agent must provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Financier pursuant to clause 6.6(e) to the Borrower.

(g)   If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Financier pursuant to clause 6.6(e) is or becomes materially inaccurate or incomplete, that Financier must promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Financier to do so (in which case the Financier must promptly notify the Agent). The Agent must provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.

(h)   The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Financier pursuant to clause 6.6(e) or clause 6.6(g) without further verification. The Agent must not be liable for any action taken by it under or in connection with clauses 6.6(e), (f) or (g).

6.7   FATCA Deduction

(a)   Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party will be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)   Each Party must promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, must notify the Obligors, and the Agent and the Agent must notify the other Finance Parties.

6.8   Partial payments

(a)   If the Agent receives a payment insufficient to discharge all the amounts then due and payable by the Obligors under the Transaction Documents, the Agent will apply that payment toward the obligations of the Obligors under the Transaction Documents in the following order:

    (1)   first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under the Transaction Documents;

    (2)   secondly, in or towards payment pro rata of any accrued interest due but unpaid under this agreement;

    (3)   thirdly, in or towards payment pro rata of any principal due but unpaid under this agreement; and

    (4)   fourthly, in or towards payment pro rata of any other sum due but unpaid under the Transaction Documents.

(b)   The Agent must, if so directed by all the Financiers, vary the order set out in clause 6.8(a)(2) to 6.8(a)(4) above.

(c)   Clauses 6.8(a) and 6.8(b) will override any appropriation made by an Obligor.

6.9   Distribution by Agent

(a)   A payment received by the Agent under a Transaction Document is received by the Agent on account of the Financiers unless:

    (1)   the payment is made to the Agent for its own account; or

    (2)   a provision in a Transaction Document expressly provides otherwise.

(b)   The Agent must promptly distribute amounts received on account of the Financiers among them in their respective Pro Rata Shares and in the same type of funds as received by the Agent.

6.10   Non-receipt of funds by Agent

(a)   If:

    (1)   the Agent elects to make a payment (**Agent Payment**) to any party (**Payee**) that is to be made out of a payment (**Payer Payment**) due to the Agent by another party (**Payer**) before the Agent has received the Payer's Payment; and

    (2)   the Payer does not in fact make the Payer's Payment to the Agent on the due date,

    the Payee must repay the Agent Payment to the Agent on demand.

(b)   The Payer indemnifies the Agent and the Payee against any Loss suffered or incurred by the Agent or the Payee as a result of any failure by the Payer to make the Payer Payment when due.

6.11   Redistribution of payments

(a)   If a Financier receives or recovers an amount from an Obligor under the Transaction Documents other than in accordance with clause 6.9:

    (1)   the Financier must advise the Agent that it has received or recovered the amount within 3 Business Days after the receipt or recovery;

    (2)   the Financier must within 3 Business Days after demand by the Agent pay to the Agent the amount determined by the Agent to be equal to the amount (**excess amount**) by which the amount received or recovered exceeds the amount the Financier would have received if the amount had been paid to the Agent and distributed in accordance with clause 6.9;

    (3)   the Agent must treat the payment of the excess amount as if it were a payment by an Obligor to the Agent on account of all the Financiers and promptly distribute the excess amount to the Financiers in accordance with clause 6.9; and

    (4)   as between each Obligor and the Finance Parties, the excess amount is to be treated as not having been paid to the Financier, but as having been paid to all the Financiers in accordance with their respective entitlements.

(b)   If an amount to which clause 6.11 applies is subsequently required to be repaid by the Financier who originally received or recovered it to an Obligor, each Finance Party which has received any part of it must repay that part to the Financier who originally received or recovered it, and the adjustments under clause 6.11(a)(4) will be reversed.

6.12   Rounding

The Agent may round amounts to the nearest unit of the Contractual Currency in making any allocation or appropriation under the Transaction Documents.

6.13   Currency exchanges

If the Agent receives an amount under a Transaction Document in a currency which is not in the Contractual Currency, the Agent:

(a)   may convert the amount received into the Contractual Currency in accordance with its normal procedures; and

(b)   is only regarded as having received the amount that it has converted into the Contractual Currency.

7   Representations and warranties

7.1   Representations and warranties

Each Obligor makes the representations and warranties set out in this clause 7, in respect of itself and its Subsidiaries only, to each Finance Party and, in the case of clauses 7.1(c), 7.1(e), 7.1(h), 7.1(i) and 7.1(j) only, subject to the Reservations:

(a)   **status**:

    (1)   in the case of the Borrower, it is a corporation duly incorporated or registered (or taken to be registered) and validly existing under the Corporations Act;

    (2)   in the case of AGAH, it is a company limited by shares duly incorporated and of good standing and validly existing under the laws of the jurisdiction of its incorporation;

    (3)   in the case of the Parent, it is a limited liability company, duly incorporated and of good standing and validly existing under the laws of the jurisdiction of its incorporation; and

    (4)   the Obligors and the Material Subsidiaries have the power to own their assets and carry on their business as it is being conducted;

(b)   **powers and authority**: it has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents;

(c)   **legal validity**: each Transaction Document to which it is or will be a party constitutes, or when executed in accordance with its terms will constitute, its legal, valid and binding obligation enforceable in accordance with its terms;

(d)   **authorisations**: all authorisations required in connection with the entry into, performance, validity and enforceability of the Transaction Documents and the transactions contemplated by the Transaction Documents have been obtained or effected and are in full force and effect;

(e)   **pari passu ranking**: its obligations under the Transaction Documents rank and will rank at least pari passu with all its other unsecured obligations except for obligations mandatorily preferred by law;

(f)   **taxes on payments**: all amounts payable by each Obligor under the Transaction Documents may be made free and clear of and without deduction for or on account of any tax;

(g)   **stamp duties**: no stamp or registration duty or similar taxes or charges are payable in the Isle of Man, Australia or the Republic of South Africa in respect of any Transaction Document;

(h)   **immunity**:

    (1)   the execution by each Obligor of each Transaction Document constitutes, and its exercise of its rights and performance of its material obligations under each Transaction Document will constitute, private and commercial acts done and performed for private and commercial purposes; and

    (2)   no Obligor will be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in the jurisdiction of its incorporation in relation to any Transaction Document;

(i)   **jurisdiction and governing law**:

(1)   each Obligor's:

    (A)   irrevocable submission under clause 19.3 to the jurisdiction of the courts of Western Australia;

    (B)   agreement that this agreement is governed by Western Australian law; and

    (C)   agreement not to claim any immunity to which it or its assets may be entitled,

    are legal, valid and binding under the laws of the jurisdiction of its incorporation; and

(2)   any judgment obtained in Western Australia will be recognised and be enforceable by the courts of each of the Isle of Man and the Republic of South Africa, provided that it is not of a penal nature or against public policy;

(j)   **non-conflict**: the entry into and performance by it of, and the transactions contemplated by, the Transaction Documents do not and will not conflict with:

(1)   any law or regulation or judicial or official order; or

(2)   its constitutional documents; or

(3)   any document which is binding upon any member of the Group or any asset of any member of the Group,

and which is material in the context of this agreement;

(k)   **no Default**:

(1)   no Default is continuing or would result from the provision of any Funding Portion; and

(2)   no other event is outstanding which constitutes (or with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition or any combination of the foregoing, would be likely to constitute) a default under any document which is binding on it or any of its assets to an extent or in a manner which has, or would be likely to have, a Material Adverse Effect;

(l)   **litigation**: no litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which has, or would be reasonably likely to have, a Material Adverse Effect;

(m)   **accounts**:

(1)   the audited consolidated accounts of the Group most recently delivered to the Agent (which, at the date of this agreement, are the Original Group Accounts):

    (A)   have been prepared in accordance with IAS consistently applied; and

    (B)   fairly represent the consolidated financial condition of the Group as at the date to which they were drawn up;

(2)   the audited consolidated accounts of the Australian Group most recently delivered to the Agent:

    (A)   have been prepared in accordance with AAS consistently applied; and

    (B)   fairly represent the consolidated financial condition of the Australian Group as that the date to which they were drawn up;

(3)   as at the date of this agreement, there has been no material adverse change in the business, condition (financial or otherwise), prospects or operations of the Group since the date to which the Original Group Accounts were drawn up;

(4)   as the date of this agreement, there has been no material adverse change in the business, condition (financial or otherwise), prospects or operations of the Australian Group since the date to which the accounts referred to in clause 7.1(m)(2) were drawn up;

(5)   in the case of AGAH, its unaudited unconsolidated accounts most recently delivered to the Agent (if any) have been prepared in accordance with IAS to fairly represent its financial condition as at the date to which they were drawn up (save in respect of any aspect of IAS relating to consolidation of accounts);

(n)   **environmental issues**: except to the extent it does not have, and would not be reasonably likely to have, a Material Adverse Effect, each member of the Group is in compliance with all Environmental Laws and maintains and is in compliance with the terms and conditions of all Environmental Permits, in each case as may be necessary for the conduct of its business;

(o)   **environmental policy**:

(1)   the Parent has documented and adopted a corporate environmental policy for the Group which requires (in accordance with its terms) compliance with all Environmental Laws in all material respects; and

(2)   there is no Environmental Claim pending or to its knowledge threatened, and it is not aware of any past or present act, omission, event or circumstance that would be likely to form the basis of any Environmental Claim, which, in either case, would be likely to be adversely determined and, if so determined, would have a Material Adverse Effect;

(p)   **not a trustee**: it does not enter into any Transaction Document as trustee of any trust or settlement;

(q)   **counter terrorism**: none of the Obligors, any of their Affiliates or, to the knowledge of the Borrower, any director, executive officer of the Obligors or an Affiliate of the Obligors is currently subject to any sanctions administered by the Office of Foreign Assets Control of the US Department of the Treasury or any similar sanctions imposed by the United Nations Security Council, European Union, the United Kingdom or Australia (together **Sanctions**), and the Borrower will not use any amounts drawn under the Facility, or lend, contribute or otherwise make available such amounts to any Affiliate, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions;

(r)   **anti-bribery**: none of the Obligors, any of their Affiliates or, to the knowledge of the Borrower, any director, officer, employee or other person acting on behalf of the Obligors or any of their Affiliates has:

(1)   used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(2)   made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or

(3)   made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case, in violation of any applicable laws including, but not limited to, the United States Foreign Corrupt Practices Act of 1977, and the Borrower undertakes to ensure that the Obligors will not do so;

(s)   **anti-money laundering**: the operations of the Obligors and their Affiliates are, have been and will be, conducted at all times in compliance in all material respects with all applicable money laundering statutes of Australia and any other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Government Agency (collectively the **Money Laundering Laws**) and no action, suit or proceeding by or before any court or Governmental Agency or body or any arbitrator involving the Obligors or any of their

Affiliates with respect to the Money Laundering Laws is pending or, to the knowledge of the Borrower, threatened;

(t)   **information**: the information provided in writing by the Obligors to the Mandated Lead Arrangers and Bookrunners in connection with the entry into the Transaction Documents is not inaccurate or incomplete to an extent that would have a material adverse effect on a Financier's decision to be a Financier in relation to the Facility; and

(u)   **authorised signature**: any person specified as its Officer is authorised to sign, in the case of the Borrower, Funding Notices and, in the case of all Obligors, other notices on its behalf except where it has previously notified the Agent that the authority has been revoked.

7.2   Times for making representations and warranties

(a)   The representations and warranties set out in this clause 7 are made on the date of this agreement.

(b)   The Repeating Representations are deemed to be repeated by each Obligor on:

(1)   the date of each Funding Notice;

(2)   each Funding Date,

in each case with reference to the facts and circumstances then existing.

(c)   When a representation in clause 7.1(k)(1) is repeated in respect of a Funding Notice or a Funding Date for a Rollover Funding Portion, the reference to a Default will be construed as a reference to an Event of Default.

(d)   When a representation in 7.1(k)(2) is repeated in respect of a Funding Date for a Rollover Funding Portion, the words in brackets in that clause will be disregarded.

7.3   Reliance by Finance Parties

Each Obligor acknowledges that each Finance Party has entered into each Transaction Document to which it is a party in reliance on the representations and warranties given under this agreement.

8   Undertakings

8.1   Duration

The undertakings in this clause 8 remain in force from the date of this agreement for so long as any amount is or may be outstanding under this agreement or any Commitment is in force.

8.2   Financial information

The Parent must supply to the Agent in sufficient copies for all the Financiers:

(a)   as soon as the same are available (and in any event within 120 days of the end of each of its financial years);

(1)   the audited consolidated accounts of the Group for that financial year; and

(2)   the audited consolidated accounts of the Australian Group for that financial year;

(b)   as soon as the same are available (and in any event within 90 days of the end of each of its financial half years) the unaudited consolidated accounts for the Australian Group for that financial half year, certified as being true and correct by 2 directors of the Borrower;

(c)   beginning with the financial quarter ending 30 September 2014 and as soon as the same are available (and in any event within 60 days of the end of each financial quarter):

(1)   the management accounts of the Group for that financial quarter; and

(2)   the management accounts of the Australian Group for that financial quarter.

8.3   Information - miscellaneous

Each Obligor must supply to the Agent, (in each case in sufficient copies for all the Financiers, if the Agent so requests such copies):

(a)   all documents despatched by the Parent to its shareholders (or any class of them) or by it to its creditors (or any class of them) at the same time as they are despatched;

(b)   as soon as is reasonably practicable upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending, and which have, or would be reasonably likely to have, a Material Adverse Effect; and

(c)   as soon as is reasonably practicable, an up-to-date list of Material Subsidiaries following any change to the Material Subsidiaries and such further information in the possession or control of any member of the Group as any Finance Party may reasonably request, including information regarding its financial condition and operations.

8.4   Notification of Default

The Borrower and the relevant Obligor must notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

8.5   Compliance certificates

(a)   Each Obligor must supply to the Agent:

(1)   together with its most recent accounts specified in clause 8.2; and

(2)   promptly at any other time, if the Agent (acting on the instructions of the Majority Financiers (acting reasonably)) requests,

a certificate signed by 2 of its senior officers on its behalf certifying that no Default is outstanding or, if a Default is outstanding, specifying the Default and the steps, if any, being taken to remedy it.

(b)   The Parent must supply to the Agent, together with the most recent Group accounts specified in clause 8.2:

(1)   at the end of each financial year, a certificate from its auditors; and

(2)   at the end of each half-year of each financial year, a certificate signed by 2 of its directors,

in each case demonstrating compliance with the terms of clause 8.18 in relation to the relevant Group accounts, substantially in the form of Schedule 6.

8.6   Use of websites

(a)   Except as provided below, the Borrower may deliver any information under this agreement to a Financier by posting it on to an electronic website if:

(1)   the Agent and the Financier agree;

(2)   the Borrower and the Agent designate an electronic website for this purpose;

(3)   the Borrower notifies the Agent of the address of and password for the website; and

(4)   the information posted is in a format agreed between the Borrower and the Agent.

The Agent must supply each relevant Financier with the address of and password for the website.

(b)   Notwithstanding the above, the Borrower must supply to the Agent in paper form a copy of any information posted on the website together with sufficient copies for:

(1)   any Financier not agreeing to receive information via the website; and

(2)   within 10 Business Days of request any other Financier, if that Financier so requests.

(c)   The Borrower must, promptly upon becoming aware of its occurrence, notify the Agent if:

(1)   the website cannot be accessed;

(2)   the website or any information on the website is infected by any electronic virus or similar software;

(3)   the password for the website is changed; or

(4)   any information to be supplied under this agreement is posted on the website or amended after being posted.

If the circumstances in clause 8.6(c)(1) or clause 8.6(c)(2) above occur, the Borrower must supply any information required under this agreement in paper form.

8.7   Authorisations

Each Obligor must:

(a)   promptly obtain, maintain and comply with the terms of; and

(b)   as soon as is reasonably practicable, supply certified copies to the Agent of,

any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Transaction Document.

8.8   Pari passu ranking

Each Obligor must procure that its obligations under the Transaction Documents do and will rank at least pari passu with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.

8.9   Negative pledge

(a)   No Obligor will, and the Parent must procure that no other member of the Group will, create or permit to subsist any Security Interest on any of its assets.

(b)   Clause 8.9(a) does not apply to:

(1)   any lien arising by operation of law in the ordinary course of business and securing amounts not more than 60 days overdue;

(2)   any Security Interest which secures Financial Indebtedness outstanding at the date of this agreement and is described in Schedule 7;

(3)   any Security Interest created on an undertaking or asset of a member of the Group in favour of a governmental or quasi-governmental (whether national, local or regional) or supra-governmental body in respect of the financing of that undertaking or asset at a preferential rate which secures only the payment or repayment of the financing for that undertaking or asset;

(4)   any Security Interest over an asset in relation to which Project Finance Indebtedness has been incurred to secure that Project Finance Indebtedness;

(5)   any Security Interest arising in relation to set-off arrangements between cash balances and bank borrowings with the same bank which arise in the ordinary course of business;

(6)   any Security Interest existing at the time of acquisition on or over any asset acquired by a member of the Group after the date of this agreement which was not created in contemplation of or in connection with that acquisition, provided that the principal amount secured by such Security Interest and outstanding at the time of acquisition is not subsequently increased and the Security Interest is discharged within 6 months;

(7)   in the case of any company which becomes a member of the Group after the date of this agreement, any Security Interest existing on or over its assets when it becomes a member of the Group which was not created in contemplation of or in connection with it becoming a member of the Group, provided that:

(A)   the principal amount secured by such Security Interest and outstanding when the relevant company became a member of the Group is not increased;

(B)   no amount is secured by any such Security Interest which is not secured by the relevant Security Interest when the relevant company becomes a member of the Group; and

(C)   the Security Interest is discharged within 6 months;

(8)   any Security Interest replacing any of the Security Interests permitted by clause 8.9(b)(6)or clause 8.9(b)(7), provided that the amount secured by any replacement Security Interest must not exceed the amount outstanding and secured by the original Security Interest at the time of the creation of the replacement Security Interest, the value of the replacement asset over which the replacement Security Interest is created does not exceed the value of the asset over which the original Security Interest was held, the replacement Security Interest secures the same obligations as the original Security Interest and such replacement Security Interest is discharged within the original 6 month period specified in clause 8.9(b)(6) or clause 8.9(b)(7);

(9)   any Security Interest in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions;

(10)   any other Security Interest or transaction that would otherwise be prohibited by clause 8.9 provided that at the time that the Security Interest is created or the transaction is effected, the aggregate amount of indebtedness secured by all Security Interests permitted under clause 8.9(b)(9)and this clause 8.9(b)(10), and the aggregate market or book value (whichever is the higher) of the assets or receivables the subject of transactions under clause 8.9 does not exceed in aggregate US$400,000,000 in respect of the Group as a whole and A$30,000,000 in aggregate in respect of the Australian Group as a whole; and

(11)   a fixed and floating charge dated 19 November 2010 granted by the Borrower in favour of Independence Group NL (as the 'Other Joint Venturer') and the Borrower (in its capacity as the 'Manager' of the 'Joint Venture').

8.10   Transactions similar to security

No Obligor will, and the Parent must procure that no other member of the Group will, in each case, except as permitted by clause 8.9(b)(10) above:

(a)   sell, transfer or otherwise dispose of any of its assets on terms whereby it is or may be leased to or re-acquired or acquired by a member of the Group or any of its related entities; or

(b)   sell, transfer or otherwise dispose of any of its receivables on recourse terms, except for the discounting of bills or notes in the ordinary course of trading,

in circumstances where the transaction is entered into primarily as a method of raising finance or of financing the acquisition of an asset.

8.11   Disposals

(a)   No Obligor will, and the Parent must procure that no other Material Subsidiary will, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, grant or lease or otherwise dispose of any of its assets.

(b)   Clause 8.11(a) does not apply to:

(1)   disposals made in the ordinary course of business of the disposing entity on arm's length terms;

(2)   disposals of assets in exchange for other assets comparable or superior as to type, value and quality;

(3)   disposals constituting part of any Permitted Reorganisation;

(4)   disposals of cash made in the ordinary course of business of the Group;

(5)   disposals to shareholders by way of distribution or dividend payment; or

(6)   any other disposal of assets where the book value of the assets disposed of, when aggregated with all other disposals of assets by any Obligor or any Material Subsidiary (other than those listed in clauses 8.11(b)(1) to 8.11(b)(3) above):

(A)   made after 20 April 2010, does not exceed US$1,000,000,000 in aggregate for the Group as a whole; and

(B)   made after the date of this agreement, does not exceed A$60,000,000 in aggregate for the Australian Group as a whole.

8.12   Change of business

The Parent must procure that no substantial change is made to the general nature or scope of the business of the Group as a whole from that carried on at the date of this agreement.

8.13   Mergers and acquisitions

(a)   No Obligor will enter into any amalgamation, demerger, merger, re-registration or reconstruction other than a Permitted Reorganisation.

(b)   No Obligor will, and the Parent must procure that no other member of the Group will, acquire any assets or business or make any investment.

(c)   Clause 8.13(b) does not apply to:

(1)   any acquisition of assets or business or any investment made. in each case, on arm's length terms where the amount of the consideration for such assets, business or investment does not exceed the aggregate of:

(A)   US$750,000,000, provided that such amount is funded directly by, or out of the proceeds of, an issue of shares in the Parent; and

(B)   when aggregated with the aggregate amount of the consideration for all other assets or businesses acquired or investments made by any member of the Group after the date of this agreement (other than amounts in respect of acquisitions or investments permitted under clauses 8.13(c)(1)(A) or clauses 8.13(c)(2), (3) or (4)), US$1,300,000,000 (which, for the avoidance of doubt, may include, but is not limited to, amounts funded directly by, or out of the proceeds of, an issue of shares in the Parent);

(2)   any acquisition made in the ordinary course of business of the acquiring entity;

(3)   any investment in the ordinary course of business of the Group of cash whose disposal is permitted under clause 8.11(b)(4); or

(4)   any acquisition constituting part of any Permitted Reorganisation.

8.14   Insurance

Each Obligor must, and the Parent must procure that each other member of the Group will, in all material respects, maintain insurance with financially sound and reputable insurers with respect to its assets of an insurable nature against such risks and in such amounts as are normally maintained by persons carrying on the same or a similar class of business.

8.15   Maintenance of status

Each Obligor must, and the Parent must procure that each Obligor and each Material Subsidiary must:

(a)   do all such things as are necessary to maintain its corporate existence; and

(b)   ensure that it has the right and is duly qualified to conduct its business, in all material respects, as it is conducted in all applicable jurisdictions.

8.16   Compliance with laws

Each Obligor must, and the Parent must procure that each member of the Group will comply with all applicable laws and regulations of any governmental authority, whether domestic or foreign, having jurisdiction over it or any of its assets, where failure to comply with any such laws or regulations would be reasonably likely to have a Material Adverse Effect.

8.17   Compliance with Environmental Laws

Each Obligor must, and the Parent must procure that each member of the Group will:

(a)   comply with all Environmental Laws and maintain and comply with the terms and conditions of all Environmental Permits applicable from time to time to any of its businesses or assets or to any of its property where failure to comply would be reasonably likely to have a Material Adverse Effect;

(b)   promptly notify the Agent of any breach of any Environmental Laws which has, or would be reasonably likely to have, a Material Adverse Effect;

(c)   not cause, or exacerbate any condition resulting from, a release of any hazardous, toxic, harmful or dangerous chemicals, substances or wastes that would reasonably be expected to lead to a competent authority or a third party taking action or making a claim under any Environmental Laws, (including the requirement to clean up any contaminated land, or the revocation, suspension, variation or non-renewal of any Environmental Permits), which would be reasonably likely to have a Material Adverse Effect; and

(d)   promptly upon the receipt of the same, notify the Agent of any claim, notice or other communications served on it in respect of:

(1)   any modification, suspension or revocation of any Environmental Permit applicable to it; or

(2)   any alleged breach of any Environmental Laws,

which has, or would be reasonably likely to have, a Material Adverse Effect.

8.18   Financial covenant

(a)   In this clause 8.18:

Convertible Bonds means any bonds issued by a member of the Group which are convertible into shares of the Parent.

Covenant Step-Up Fee means a fee in an amount equal to 0.25% of all Principal Outstanding as at the Covenant Step-Up Start Date.

Covenant Step-Up Start Date means the date on which the Parent delivers the certificates specified in clause 8.5(b) to the Agent in respect of the Covenant Step-Up Test Date.

Covenant Step-Up Test Date has the meaning given in clause 8.18(g).

EBITDA means, in respect of any Measurement Period, the consolidated pre-taxation income before depreciation, amortisation and Net Interest Expense of the Group for that Measurement Period, adjusted:

(1)   to reverse entries made in order to comply with IAS 37 and IAS 39, or their successor standards, requiring the marking to market of hedging transactions undertaken in the normal course of business;

(2)   to reverse entries made for fair value adjustments relating to the option component of the Convertible Bonds;

(3)   to reverse entries made for the translation gains and losses on monetary items in accordance with accounting standard IAS 21 or its successor standard;

(4)   to reverse entries made following the early delivery or early unwinding and settlement in full of hedge transactions including non-hedge derivatives that are scheduled to mature at dates later than such Measurement Period and not due to any other events;

(5)   for exceptional items resulting from the sale or any impairment or revaluation of mining assets or the restructuring of mining operations; and

(6)   to reverse entries made for fair value adjustments relating to the US$1,250,000,000 bonds due 2020 issued by AGAH.

IAS 21 means International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates, as issued by the International Accounting Standards Committee and adopted and revised by the International Accounting Standards Board.

IAS 37 means International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets, as issued by the International Accounting Standards Committee and adopted and revised by the International Accounting Standards Board.

IAS 39 means International Accounting Standard 39, Financial Instruments: Recognition and Measurement, as issued by the International Accounting Standards Committee and adopted and revised by the International Accounting Standards Board.

Leverage means, in relation to any Test Date, the ratio of Total Net Financial Indebtedness as at that Test Date to EBITDA for the Measurement Period ending on that Test Date.

Measurement Period means the period of 12 months up to and ending on either the last day of a financial year of the Parent or a half year of a financial year of the Parent, as applicable.

Net Interest Expense means, in respect of any Measurement Period, all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest (whether paid, payable or capitalised and including payments made in respect of interest rate hedging arrangements which in the normal course of business will not be marked-to-market) on a consolidated basis incurred in effecting, servicing or maintaining indebtedness of any of the types set out in sub-paragraphs (1) to (7) of the definition of Net Financial Indebtedness during that period, minus all interest or amounts in the nature of interest received (other than amounts from other members of the Group) during that period.

Net Financial Indebtedness means at any time the aggregate (without double counting) of the following:

(1)   the outstanding principal amount of any moneys borrowed by any company and any outstanding overdraft debit balance of such company;

(2)   the outstanding principal amount of any debenture, bond, note, loan stock or other security of any company (including redeemable preference shares but excluding any Convertible Bonds provided that shareholder approval has been obtained for the terms and conditions of those Convertible Bonds and that the Convertible Bonds are mandatorily convertible into shares of the Parent upon maturity or any early redemption of such Convertible Bonds (for any reason including, without limitation, redemption upon a change of control or an event of default, however described);

(3)   the outstanding principal amount of any acceptance under any acceptance credit opened by a bank or other financial institution in favour of any company;

(4)   the outstanding principal amount of all moneys owing to a company in connection with the sale or discounting of receivables (except to the extent they are on a non recourse basis);

(5)   the outstanding principal amount of any indebtedness of any company arising from any advance or deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset;

(6)   the capitalised element of indebtedness of any company in respect of a lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased (except for (i) any lease which would be accounted for as an operational lease under the International Financial Reporting Standards published on 1 January 2009 and (ii) the operating lease in respect of the corporate office of the Parent located at 76 Jeppe Street, Johannesburg);

(7)   any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in sub-paragraph (2) above; and

(8)   the outstanding principal amount of any indebtedness of any person of a type referred to in sub-paragraphs (1) to (7) above which is the subject of a guarantee, indemnity and/or other form of assurance against financial loss by any company, provided that any guarantee and/or counter indemnity given in support of a letter of credit issued to environmental authorities and/or other form

of assurance against financial loss in respect of potential environmental liabilities will not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit,

less the aggregate amount of all credit balances (including interest accrued but not yet received or paid) on accounts of that company with any bank or financial institution.

Test Date means the last day of a financial year of the Parent or a half year of a financial year of the Parent.

Total Net Financial Indebtedness means at any time the consolidated (without double counting) Net Financial Indebtedness of all members of the Group.

(b)   All terms used in this clause 8.18 which are not otherwise defined are to be interpreted in accordance with the International Financial Reporting Standards published on 1 January 2013.

(c)   All terms used in this clause 8.18 are to be calculated in accordance with the accounting principles applied in the audited consolidated accounts of the Group for the financial year ending 31 December 2013.

(d)   If there is a dispute as to any interpretation of or computation for clause 8.18(a) above, the interpretation or computation of independent auditors approved by the Agent prevails.

(e)   The financial ratio specified in clause 8.18(f) below must be tested as at the last day of each Measurement Period, by reference to the United States Dollar figures (and not figures in any other currency) and other information appearing in the relevant financial statements delivered to the Agent under clause 8.2 in respect of the relevant period.

(f)   Subject to clause 8.18(g), the Parent must ensure that Leverage as at each Test Date does not at any time exceed 3.5:1.

(g)   In relation to one Test Date only during the life of the Facility (**Covenant Step-Up Test Date**), if Leverage as at that Test Date exceeds 3.5:1 but is less than 4.5:1 and:

(1)   EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date is less than EBITDA for the immediately preceding Measurement Period); and

(2)   Leverage on the Covenant Step-Up Test Date would have been 3.5:1 or less if EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date had been the same as for the immediately preceding Measurement Period,

then no Event of Default occurs provided that:

(3)   on and from the Covenant Step-Up Start Date, no Funding Portions may be drawn by the Borrower under this agreement (but existing Funding Portions may be rolled over) unless and until the Parent delivers to the Agent the certificates specified in clause 8.5(b) in relation to the next following Test Date demonstrating Leverage as at that Test Date does not exceed 3.5:1; and

(4)   the Borrower pays to the Agent, for distribution to the Financiers in their respective Pro Rata Shares as at the Covenant Step-Up Start Date, the Covenant Step-Up Fee within 5 Business Days of the Covenant Step-Up Start Date.

(h)   If, at the next Test Date immediately following the Covenant Step-Up Test Date, Leverage exceeds 3.5:1, an Event of Default immediately occurs.

8.19   Know your customer requirements

(a)   If:

(1)   the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this agreement;

(2)   any change in the status of an Obligor after the date of this agreement; or

(3)   a proposed assignment or transfer by a Financier of any of its rights and obligations under this agreement to a party that is not a Financier prior to such assignment or transfer,

obliges the Agent or any Financier (or in the case of sub-paragraph (3) above, any prospective new Financier) to comply with know your customer requirements in circumstances where the necessary information is not already available to it, each Obligor must promptly upon the request of the Agent or any Financier supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Financier) or any Financier (for itself or, in the case of the event described in sub-paragraph (3) above, on behalf of any prospective new Financier) in order for the Agent, such Financier or, in the case of the event described in sub-paragraph (3) above, any prospective new Financier to carry out and be satisfied it has complied with all necessary know your customer requirements with respect to the transactions contemplated in the Transaction Documents.

(b)   Each Financier must promptly on the request of the Agent supply to the Agent any documentation or other evidence which is reasonably required by the Agent to carry out and be satisfied with the results of all know your customer requirements with respect to the transactions contemplated in the Transaction Documents.

8.20   No redomiciliation

AGAH must not change its corporate domicile from the Isle of Man to any other jurisdiction, or attempt or resolve to do so, without the consent of the Majority Financiers (not to be unreasonably withheld or delayed).

8.21   Financial accommodation

The Borrower must not provide, and the Borrower must ensure that no member of the Australian Group provides, any financial accommodation, or gives any Guarantee in respect of any financial accommodation, to or for the benefit of any person, other than Permitted Financial Accommodation.

8.22   Financial Indebtedness

The Borrower must not incur, and the Borrower must ensure that no member of the Australian Group incurs, any Financial Indebtedness other than Permitted Financial Indebtedness.

8.23   Obuasi Remediation

Notwithstanding any provision of this agreement to the contrary, the Obuasi Remediation will be permitted to be carried out, provided for the avoidance of doubt that:

(a)   the Group remains in compliance with clause 8.18; and

(b)   each member of the Group (other than AngloGold Ashanti (Ghana) Limited, to the extent arising out of or in connection with the Obuasi Remediation) remains in compliance with all other provisions of this agreement.

8.24   Notice to Agent

Each Obligor must ensure that the Agent is notified, with reasonable details, on becoming aware of any change in an Obligor's Officers such notice to be signed by a director or company secretary of an Obligor, and accompanied by:

(a)   in the case of a change in the Borrower's Officers, a new Authorised Representative Certificate; or

(b)   in the case of a change in any other Obligor's Officers, specimen signatures of any new Officers,

and any other information or documents required by a Finance Party to verify the identity of any new Officers to the Finance Party's satisfaction in order to complete its KYC Checks.

9   Events of Default

9.1   Events of Default

Each of the events set out in this clause 9 is an Event of Default (whether or not caused by any reason whatsoever outside the control of any Obligor or any other person).

9.2   Non-payment

An Obligor does not pay on the due date any amount payable by it under the Transaction Documents at the place and in the currency in which it is expressed to be payable unless payment is made within 3 Business Days of the due date.

9.3   Breach of financial covenant

The Parent does not comply with clause 8.18(f) or the event described in clause 8.18(h) occurs.

9.4   Breach of other obligations

An Obligor does not comply with any provision of the Transaction Documents (other than those referred to in clause 9.2 and clause 9.3) and such failure to comply (if it is capable of remedy) is not remedied within 30 days of the earlier of the Agent giving notice and the Obligor becoming aware of non-compliance.

9.5   Misrepresentation

A representation, warranty or statement made or repeated in any Transaction Document or in any Funding Notice delivered by or on behalf of any Obligor is incorrect in any material respect when made or deemed to be made or repeated by reference to the circumstances then subsisting, and if the circumstances giving rise to such misrepresentation are capable of remedy, such Obligor must have failed to remedy such circumstances within 30 days of its being made or deemed to be made.

9.6   Cross-default

(a)   Any Financial Indebtedness, other than Project Finance Indebtedness, of an Obligor or any Material Subsidiary is not paid when due originally or within any applicable grace period provided for in the relevant documentation;

(b)   an event of default howsoever described occurs under any document relating to Financial Indebtedness of an Obligor or any Material Subsidiary and is not remedied or waived irrevocably within 5 Business Days;

(c)   any Financial Indebtedness, other than Project Finance Indebtedness, of an Obligor or any Material Subsidiary becomes prematurely due and payable prior to its specified maturity (or is placed on demand) as a result of an event of default (howsoever described) under the document relating to that Financial Indebtedness;

(d)   without prejudice to clause 9.6(c), any Financial Indebtedness of an Obligor or any Material Subsidiary becomes capable of being declared due and payable prior to its specified maturity and the circumstances enabling such Financial Indebtedness to be capable of being declared due and payable are not remedied or waived irrevocably within 5 Business Days; or

(e)   without prejudice to clauses 9.6(c)and 9.6(d), any Security Interest securing Financial Indebtedness over any asset of an Obligor or any Material Subsidiary becomes enforceable, by reason of the occurrence of an event of default (howsoever described) provided that it is not remedied or waived irrevocably within 5 Business Days,

provided that no Event of Default occurs under this clause 9.6 unless the aggregate amount of all the Financial Indebtedness with respect to which an event or events under clauses 9.6(a) to 9.6(e) occurs or occur is at least US$60,000,000 (or its equivalent in other currencies).

9.7   Insolvency

(a)   An Obligor or any Material Subsidiary is unable to pay its debts as they fall due or becomes insolvent, or admits inability to pay its debts as they fall due;

(b)   an Obligor or any Material Subsidiary suspends making payments on all or any class of its debts or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness;

(c)   an Obligor or any Material Subsidiary, by reason of financial difficulties, begins negotiations with its creditors generally (or any class of them) with a view to the readjustment or rescheduling of any of its indebtedness; or

(d)   an Obligor or any Material Subsidiary is or is deemed by any authority or legislation to be Financially Distressed (as defined in the *South African Companies Act 2008*).

9.8   Insolvency proceedings

(a)   Any step (including petition, proposal or convening a meeting) is taken with a view:

(1)   to a composition, assignment or arrangement with any creditors of an Obligor or any Material Subsidiary;

(2)   to the rehabilitation, appointment of a trustee, administration, custodianship, judicial management, liquidation, appointment of a business rescue practitioner, provisional liquidation, winding-up or dissolution of a member of the Group or any other insolvency proceedings involving an Obligor or any Material Subsidiary,

which step, if taken by any person other than an Obligor or a Material Subsidiary is not withdrawn or dismissed within 30 days or, if earlier, by the second Business Day before the date for hearing of the relevant petition or legal proceedings;

(b)   a meeting of an Obligor or any Material Subsidiary is convened for the purpose of considering any resolution for (or to petition for) its winding up, its administration, its dissolution, or for the appointment of a liquidator, business rescue practitioner, provisional liquidator, trustee or administrator to it, or any such resolution is passed;

(c)   any person presents a petition for the winding up of, administration of, dissolution of or for the appointment of a liquidator, provisional liquidator, trustee or administrator or business rescue practitioner to an Obligor or any Material Subsidiary which step, if taken by any person other than an Obligor or a Material Subsidiary, is not withdrawn or dismissed within 30 days or, if earlier, by the second Business Day before the date for hearing the petition or legal proceedings; or

(d)   an order for the winding up or administration or commencement of business rescue proceedings of an Obligor or any Material Subsidiary is made,

other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or which is part of a Permitted Reorganisation.

9.9   Appointment of receivers and managers

(a)   any liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-manager, receiver and manager, Controller, administrative receiver, administrator, business rescue practitioner or the like is appointed in respect of an Obligor or any Material Subsidiary or any material part of its assets; or

(b)   the directors of an Obligor or any Material Subsidiary requests the appointment of a liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-manager, receiver and manager, Controller, administrative receiver, administrator, business rescue practitioner or the like,

other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or which is part of a Permitted Reorganisation.

9.10   Creditors' process

Any attachment, sequestration, distress, execution or legal process affects the whole or any substantial part of the property, undertaking or assets of an Obligor or any Material Subsidiary and is not discharged within 30 days.

9.11   Analogous proceedings

There occurs, in relation to an Obligor or any Material Subsidiary, any event anywhere which, in the reasonable opinion of the Majority Financiers, corresponds with any of those mentioned in clauses 9.7 to 9.10 (inclusive).

9.12   Cessation of business

An Obligor or any Material Subsidiary ceases, or threatens to cease, to carry on all or a substantial part of its business.

9.13   Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its payment or other material obligations under the Transaction Documents.

9.14   Guarantee

The guarantee of any of the Guarantors is not effective or is alleged by an Obligor to be ineffective for any reason.

9.15   Ownership of the Obligors

The Borrower or AGAH is not or ceases to be a wholly owned Subsidiary of the Parent.

9.16   Official consents

Any authorisation, approval or consent required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents is revoked where such revocation would be reasonably likely to have a Material Adverse Effect.

9.17   Repudiation

An Obligor repudiates a Transaction Document or evidences an intention to repudiate a Transaction Document.

9.18   Material adverse change

In the opinion of the Majority Financiers (acting reasonably) a material adverse change occurs:

(a)   in the business or financial condition of the Obligors taken together or the Group as a whole; or

(b)   in the ability of any Obligor (taking into account the resources available to it from the other Obligors) to perform its payment obligations under any of the Transaction Documents or its obligations under clause 8.18(f).

9.19   Reduction of capital and deregistration

The Borrower:

(a)   reduces or passes a resolution to reduce its share capital other than:

(1)   by redeeming preference shares which constitute Permitted Financial Indebtedness; or

(2)   with the prior written consent of the Agent (acting on the instructions of the Majority Financiers);

(b)   buys-back or passes a resolution to buy-back, any of its shares other than:

(1)   by redeeming preference shares which constitute Permitted Financial Indebtedness; or

(2)   attempts to take any steps to do anything which it is not permitted to do under clauses 9.19(a) or 9.19(b); or

(c)   is deregistered, or any steps are taken to deregister, the Borrower under the Corporations Act or any other law.

9.20   Effect of Event of Default

On or at any time after the occurrence of an Event of Default which is continuing, the Agent may, and must if so directed by the Majority Financiers, by notice to the Borrower:

(a)   cancel the Total Commitments; and/or

(b)   demand that all or part of the Funding Portions be immediately due and payable, whereupon they will become immediately due and payable; and/or

(c)   demand that all or part of the Principal Outstanding be payable on demand, whereupon they will immediately become payable on demand by the Agent (acting on the instructions of the Majority Financiers).

9.21   Investigating accountants

At any time while an Event of Default is continuing the Agent may, and must if so directed by the Majority Financiers, by notice to the Borrower appoint, at the cost of the Borrower, an investigating accountant or other consultants to:

(a)   review and report to the Agent on the affairs, financial condition and business of the Obligors, the Group and the Australian Group; and

(b)   prepare such reports for the Agent as it deems necessary including accounting, legal and valuation reports.

10   Increased costs and illegality

10.1   Increased costs

(a)   Subject to clause 10.2, the Borrower must within 5 Business Days of demand by a Finance Party pay to that Finance Party the amount of any increased cost incurred by it or any of its Affiliates as a result of:

(1)   the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation;

(2)   compliance with any regulation made after the date of this agreement; or

(3)   the implementation or application of or compliance with Basel III or CRD IV or any other law or regulation which implements Basel III or CRD IV (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates), provided that the relevant Finance Party confirms to the Agent and the Parent that it is seeking to recover such costs to a similar extent from similar borrowers with a similar rating in similar facilities (where the facilities extended to such borrowers include a right for that Finance Party to recover such costs) and such costs were not incurred prior to the date which falls 180 days before the date on which that Finance Party makes a claim under this clause (unless a determination of the amount incurred could only be made on or after the first of those dates),

including any law or regulation relating to taxation, change in currency of a country or, reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking or monetary control.

(b)   In this agreement:

(1)   **Basel III** means the global regulatory framework on bank capital and liquidity contained in 'Basel III: a global regulatory framework for more resilient banks

and banking systems', 'Basel III: International framework for liquidity risk measurement, standards and monitoring' and 'Guidance for national authorities operating the countercyclical capital buffer' published by the Basel Committee in December 2010 each as amended, and any other documents published by the Basel Committee in relation to 'Basel III'.

(2)   **CRD IV** means (A) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 and (B) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC.

(3)   **increased cost** means:

(A)   an additional cost incurred by a Finance Party or any of its Affiliates as a result of it having entered into, or performing, maintaining or funding its obligations under, any Transaction Document; or

(B)   that portion of an additional cost incurred by a Finance Party or any of its Affiliates in making, funding or maintaining all or any advances comprised in a class of advances formed by or including that Finance Party's participations in the Funding Portions made or to be made under this agreement as is attributable to that Finance Party making, funding or maintaining those participations; or

(C)   a reduction in any amount payable to a Finance Party or any of its Affiliates or the effective return to a Finance Party or any of its Affiliates under this agreement or (to the extent that on its capital, and it is attributable to this agreement) on its capital; or

(D)   the amount of any payment made by a Finance Party or any of its Affiliates, or the amount of any interest or other return foregone by a Finance Party or any of its Affiliates, calculated by reference to any amount received or receivable by that Finance Party or any Affiliates from any other Finance Party under this agreement.

10.2   Exceptions

Clause 10.1 does not apply to any increased cost:

(a)   described within clause 6.4; or

(b)   attributable to any change in the rate of, or change in the basis of calculating, tax on the overall net income of a Financier (or the overall net income of a division or branch of the Financier) imposed in the jurisdiction in which its principal office or Lending Office is situate;

(c)   incurred solely by reason of the negligence, breach or wilful default of the Finance Party concerned;

(d)   attributable to a FATCA Deduction required to be made by a Party; or

(e)   attributable to the implementation or application of, or compliance with, the 'International Convergence of Capital Measurement and Capital Standards, a Revised Framework' published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this agreement (but excluding any amendment arising out of Basel III) (**Basel II**) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

10.3   Notice

Any demand made by a Finance Party must be accompanied by written evidence in reasonable detail of the amount and basis of the demand, provided that there is no requirement to disclose details of the organisation of its affairs, or any information which is confidential

10.4   Illegality

Subject to the provisions of clause 10.5, if it is or becomes unlawful in any jurisdiction for a Financier to give effect to any of its obligations as contemplated by this agreement or to fund or maintain its participation in any Funding Portion, then:

(a)   that Financier may notify the Borrower through the Agent accordingly; and

(b)

    (1)   the Borrower must prepay the participations of that Financier in all the Funding Portions either forthwith or, if such longer period is permitted by the relevant law, on the last day of the Interest Period of the relevant Funding Portion; and

    (2)   the Commitment of that Financier will be cancelled.

10.5   Mitigation

If, in respect of any Financier, circumstances arise which would or would upon the giving of notice result in:

(a)   an Obligor being required to pay to or for the account of a Financier any additional amounts pursuant to clause 6.4, clause 10.1 or clause 13.8; or

(b)   an Obligor being obliged to prepay that Financier's participation in all the Funding Portions and that Financier's Commitment being cancelled under clause 10.4,

then, without in any way limiting, reducing or otherwise qualifying the obligations of an Obligor under clauses 6.4, 10.1, 10.4 or 13.8, such Financier must promptly notify the relevant Obligor and that Financier will endeavour to take such reasonable steps as may be open to it to mitigate or remove those circumstances or the effect of those circumstances, including the transfer of its Lending Office to another jurisdiction or the assignment and transfer of its right and obligations under this agreement to another bank or financial institution unless, in that Financier's opinion (acting reasonably) such actions might have an adverse effect on its business, operations or financial condition or the management of its affairs or its return in relation to a Funding Portion or be contrary to any applicable law.

10.6   Limitation of liability

The Obligors must indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under clause 10.5.

10.7   Anti-money laundering

(a)   The Borrower agrees that any Finance Party may delay, block or refuse to process any transaction without incurring any liability if that Finance Party reasonably suspects that:

    (1)   the transaction may breach any laws or regulations in Australia or any other country;

    (2)   the transaction involves any person (natural, corporate or governmental) that is itself sanctioned or is connected, directly or indirectly, to any person that is

sanctioned under economic and trade sanctions imposed by the United States, the European Union or any country; or

(3)   the transaction may directly or indirectly involve the proceeds of, or be applied for the purposes of, conduct which is unlawful in Australia or any other country.

(b)   The Borrower must provide all information to each Finance Party which the Finance Party reasonably requires in order to manage its money-laundering, terrorism financing or economic and trade sanctions risk or to comply with any laws or regulations in Australia or any other country.

(c)   Unless the Borrower has disclosed that it is acting in a trustee capacity or on behalf of another party, the Borrower warrants that it is acting on its own behalf in entering into any Transaction Document.

(d)   The Borrower declares and undertakes to each Finance Party that the processing of any transaction by the Finance Party in accordance with the Borrower's instructions will not breach any laws or regulations in Australia or any other country.

10.8   Information about others

If the Borrower gives Personal Information (as defined in the privacy statement attached to the certificate in Schedule 8) about someone else, or directs someone else to give their Personal Information to a Finance Party, the Borrower must show that person a copy of this clause 10.8 so that they understand the manner in which their Personal Information may be used or disclosed.

11   Guarantee and indemnity

11.1   Guarantee

The Guarantors jointly and severally and unconditionally and irrevocably guarantee to each Finance Party the payment of the Outstanding Moneys due to each Finance Party.

11.2   Payment

(a)   If the Outstanding Moneys are not paid when due, each Guarantor must immediately on demand from the Agent pay to the Agent for the account of the Finance Parties the Outstanding Moneys in the same manner and currency as the Outstanding Moneys are required to be paid.

(b)   A demand under clause 11.2(a) may be made at any time and from time to time.

11.3   Securities for other money

Subject to clause 6.9, each Finance Party may apply any amounts received by it or recovered under any document or agreement which is a security for any of the Outstanding Moneys and any other money in the manner it determines in its absolute discretion.

11.4   Amount of Outstanding Moneys

(a)   This clause 11 applies to any amount which forms part of the Outstanding Moneys from time to time.

(b)   The obligations of each Guarantor under this clause 11 extend to any increase in the Outstanding Moneys as a result of:

    (1)   any amendment, supplement, renewal or replacement of any Transaction Document to which an Obligor and any Finance Party is a party; or

    (2)   the occurrence of any other thing.

(c)   Clause 11.4(b):

    (1)   applies regardless of whether any Guarantor is aware of or consented to or is given notice of any amendment, supplement, renewal or replacement of any agreement to which an Obligor and any Finance Party is a party or the occurrence of any other thing; and

    (2)   does not limit the obligations of any Guarantor under this clause 11.

11.5   Proof by Finance Parties

In the event of the Liquidation of an Obligor, each Guarantor authorises each Finance Party to prove for all money which any Guarantor has paid or is or may be obliged to pay under any Transaction Document, any other document or agreement or otherwise in respect of the Outstanding Moneys.

11.6   Avoidance of payments

(a)   If any payment, conveyance, transfer or other transaction relating to or affecting the Outstanding Moneys is:

    (1)   void, voidable or unenforceable in whole or in part; or

    (2)   claimed to be void, voidable or unenforceable and that claim is upheld, conceded or compromised in whole or in part,

the liability of each Guarantor under this clause 11 and any Power is the same as if:

    (3)   that payment, conveyance, transfer or transaction (or the void, voidable or unenforceable part of it); and

    (4)   any release, settlement or discharge made in reliance on any thing referred to in clause 11.6(a)(3),

had not been made.

(b)   Clause 11.6(a) applies whether or not any Finance Party knew, or ought to have known, of anything referred to in clause 11.6(a).

11.7   Indemnity for avoidance of Outstanding Moneys

(a)   If any of the Outstanding Moneys (or money which would have been Outstanding Moneys if it had not been irrecoverable) are irrecoverable by any Finance Party from:

    (1)   any Obligor; or

    (2)   a Guarantor on the footing of a guarantee,

the Guarantors jointly and severally, unconditionally and irrevocably, and as a separate and principal obligation:

    (3)   indemnify each Finance Party against any Loss suffered, paid or incurred by that Finance Party in relation to the non payment of that money; and

    (4)   must pay the Agent for the account of that Finance Party an amount equal to that money.

(b)   Clause 11.7(a) applies to the Outstanding Moneys (or money which would have been Outstanding Moneys if it had not been irrecoverable) which are or may be irrecoverable irrespective of whether:

(1)   they are or may be irrecoverable because of any event described in clause 11.6;

(2)   they are or may be irrecoverable because of any other fact or circumstance;

(3)   the transactions or any of them relating to that money are void or illegal or avoided or otherwise unenforceable; and

(4)   any matters relating to the Outstanding Moneys are or should have been within the knowledge of any Finance Party.

In no circumstances will the aggregate liability of the Guarantors to the Finance Parties under the indemnity contained in this clause 11.7 exceed the amount the Obligors would have been liable for but for the unenforceability, invalidity or illegality of the relevant Obligor's obligations.

11.8   No obligation to marshal

A Finance Party is not required to marshal or to enforce or apply under or appropriate, recover or exercise:

(a)   any Security Interest, Guarantee or other document or agreement held, at any time, by or on behalf of that or any other Finance Party; or

(b)   any money or asset which that Finance Party, at any time, holds or is entitled to receive.

11.9   Non-exercise of Guarantors' rights

A Guarantor must not exercise any rights it may have (whether arising under this agreement, any other Transaction Document or otherwise) inconsistent with this clause 11.

11.10   Principal and independent obligation

(a)   This clause 11 is:

(1)   a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation; and

(2)   independent of and unaffected by any other security which any Finance Party may hold in respect of the Outstanding Moneys or any obligations of any Obligor or any other person.

(b)   This clause 11 is enforceable against a Guarantor:

(1)   without first having recourse to any security;

(2)   whether or not any Finance Party has made demand on any Obligor (other than any demand specifically required to be given, or notice required to be issued, to a Guarantor under clause 11.2 or any other provision of a Transaction Document);

(3)   whether or not any Finance Party has given notice to any Obligor or any other person in respect of any thing;

(4)   whether or not any Finance Party has taken any other steps against any Obligor or any other person;

(5)   whether or not any Outstanding Moneys is then due and payable; and

(6)   despite the occurrence of any event described in clause 11.12.

11.11   Suspense account

(a)   Until the Outstanding Moneys are paid in full, each Finance Party may apply to the credit of a suspense account any:

(1)   amounts received under this clause 11;

(2)   dividends, distributions or other amounts received in respect of the Outstanding Moneys in any Liquidation; and

(3)   other amounts received from a Guarantor, an Obligor or any other person in respect of the Outstanding Moneys.

(b)   Each Finance Party may retain the amounts in the suspense account for as long as it determines and is not obliged to apply them in or towards satisfaction of the Outstanding Moneys until the Outstanding Moneys are paid in full.

11.12   Unconditional nature of obligations

(a)   This clause 11 and the obligations of each Guarantor under the Transaction Documents are absolute, binding and unconditional in all circumstances, and are not released or discharged or otherwise affected by anything which but for this provision might have that effect, including:

(1)   the grant to any Obligor or any other person of any time, waiver, covenant not to sue or other indulgence;

(2)   the release (including a release as part of any novation) or discharge of any Obligor or any other person;

(3)   the cessation of the obligations, in whole or in part, of any Obligor or any other person under any Transaction Document or any other document or agreement;

(4)   the Liquidation of any Obligor or any other person;

(5)   any arrangement, composition or compromise entered into by any Finance Party, any Obligor or any other person;

(6)   any Transaction Document or any other document or agreement being in whole or in part illegal, void, voidable, avoided, unenforceable or otherwise of limited force or effect;

(7)   any extinguishment, failure, loss, release, discharge, abandonment, impairment, compounding, composition or compromise, in whole or in part of any Transaction Document or any other document or agreement;

(8)   any security being given to any Finance Party by any Obligor or any other person;

(9)   any alteration, amendment, variation, supplement, renewal or replacement of any Transaction Document or any other document or agreement or any increase in the limit or maximum principal amount available under the Transaction Documents;

(10)   any moratorium or other suspension of any Power;

(11)   any Finance Party exercising or enforcing, delaying or refraining from exercising or enforcing, or being not entitled or unable to exercise or enforce any Power;

(12)   any Finance Party obtaining a judgment against any Obligor or any other person for the payment of any of the Outstanding Moneys;

(13)   any transaction, agreement or arrangement that may take place with any Finance Party, any Obligor or any other person;

(14)   any payment to any Finance Party, including any payment which at the payment date or at any time after the payment date is in whole or in part illegal, void, voidable, avoided or unenforceable;

(15)   any failure to give effective notice to any Obligor or any other person of any default under any Transaction Document or any other document or agreement;

(16)   any legal limitation, disability or incapacity of any Obligor or of any other person;

(17)   any breach of any Transaction Document or any other document or agreement;

(18)   the acceptance of the repudiation of, or termination of, any Transaction Document or any other document or agreement;

(19)   any Outstanding Moneys being irrecoverable for any reason;

(20)   any disclaimer by any Obligor or any other person of any Transaction Document or any other document or agreement;

(21)   any assignment, novation, assumption or transfer of, or other dealing with, any Powers or any other rights or obligations under any Transaction Document or any other document or agreement;

(22)   the opening of a new account of any Obligor with any Finance Party or any transaction on or relating to the new account;

(23)   any prejudice (including material prejudice) to any person as a result of any thing done or omitted by any Finance Party, any Obligor or any other person;

(24)   any prejudice (including material prejudice) to any person as a result of any Finance Party or any other person selling or realising any property the subject of a security at less than the best price;

(25)   any prejudice (including material prejudice) to any person as a result of any failure or neglect by any Finance Party or any other person to recover the Outstanding Moneys from any Obligor or by the realisation of any property the subject of a security;

(26)   any prejudice (including material prejudice) to any person as a result of any other thing;

(27)   the receipt by any Finance Party of any dividend, distribution or other payment in respect of any Liquidation;

(28)   the capacity in which an Obligor executed a Transaction Document not being the capacity disclosed to any Finance Party before the execution of the Transaction Document;

(29)   the failure of any other Guarantor or any other person who is intended to become a co-surety or co-indemnifier of that Guarantor to execute this agreement or any other document; or

(30)   any other act, omission, matter or thing whether negligent or not.

(b)   Clause 11.12(a) applies irrespective of:

(1)   the consent or knowledge or lack of consent or knowledge, of any Finance Party, any Obligor or any other person of any event described in clause 11.12(a) (and each Guarantor irrevocably waives any duty on the part of any Finance Party to disclose such information); or

(2)   any rule of law or equity to the contrary.

11.13   No competition

(a)   Until the Outstanding Moneys have been fully paid and this clause 11 has been finally discharged, a Guarantor is not entitled to:

(1)   be subrogated to any Finance Party;

(2)   claim or receive the benefit of any Security Interest, Guarantee or other document or agreement of which any Finance Party has the benefit;

(3)   claim or receive the benefit of any moneys held by any Finance Party;

(4)   claim or receive the benefit of any Power;

(5)   either directly or indirectly to prove in, claim or receive the benefit of any distribution, dividend or payment arising out of or relating to the Liquidation of any Obligor liable to pay the Outstanding Moneys in competition with any Finance Party (or any trustee or agent on its behalf), except in accordance with clause 11.13(b);

(6)   while any demand or claim by a Finance Party against a Guarantor under this clause 11 has not been satisfied, make a claim or exercise or enforce any right, power or remedy (including under a Security Interest or Guarantee or by way of contribution) against any Obligor liable to pay the Outstanding Moneys or against any asset of any such Obligor, whether such right, power or remedy arises under or in connection with this deed, any other Transaction Document or otherwise;

(7)   while any demand or claim by a Finance Party against a Guarantor under this clause 11 has not been satisfied, accept, procure the grant of or allow to exist any Security Interest in favour of a Guarantor from any Obligor liable to pay the Outstanding Moneys other than in compliance with clause 8.9; or

(8)   while any demand or claim by a Finance Party against a Guarantor under this clause 11 has not been satisfied, exercise or attempt to exercise any right of set-off against, or realise any Security Interest taken from, any Obligor liable to pay the Outstanding Moneys.

(b)   If required by any Finance Party, a Guarantor must prove in any Liquidation of any Obligor liable to pay the Outstanding Moneys for all money owed to the Guarantor.

(c)   A Guarantor must not do or seek, attempt or purport to do anything referred to in clause 11.13(a).

11.14   Continuing guarantee

This clause 11 is a continuing obligation of each Guarantor, despite:

(a)   any settlement of account; or

(b)   the occurrence of any other thing,

and remains in full force and effect until:

(c)   all the Outstanding Moneys have been paid in full; and

(d)   this clause 11 has been finally discharged by all the Finance Parties.

11.15   Judgments

A final judgment obtained against a relevant Obligor is conclusive as against each Guarantor.

12 Indemnities and Break Costs

12.1 Currency indemnity

(a)   If a Finance Party receives an amount in respect of an Obligor's liability under the Transaction Documents or if that liability is converted into a claim, proof, judgment or order in a currency other than the currency (the **Contractual Currency**) in which the amount is expressed to be payable under the relevant Transaction Document:

    (1)   that Obligor must indemnify that Finance Party as an independent obligation against any loss or liability arising out of or as a result of the conversion;

    (2)   if the amount received by that Finance Party, when converted into the Contractual Currency at a market rate in the usual course of its business is less than the amount owed in the Contractual Currency, the Obligor concerned must forthwith on demand pay to that Finance Party an amount in the Contractual Currency equal to the deficit; and

    (3)   the Obligor must forthwith on demand pay to the Finance Party concerned any exchange costs and taxes payable in connection with any such conversion.

(b)   Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Transaction Documents in a currency other than that in which it is expressed to be payable.

12.2 Other indemnities

The Obligors must forthwith on demand indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:

(a)   the occurrence of any Default;

(b)   the operation of clause 9.20; and

(c)   a Funding Portion (or part of a Funding Portion) not being prepaid in accordance with a notice of prepayment or (other than by reason of negligence or default by that Finance Party) a Funding Portion not being made after the Borrower has delivered a Funding Notice.

The Obligor's liability in each case includes any loss of margin or other loss or expense on account of funds borrower, contracted for or utilised to fund any amount payable under any Transaction Document, any amount repaid or prepaid or any Funding Portion.

12.3 Evidence and calculations

(a)   Accounts maintained by a Finance Party in connection with this agreement are prima facie evidence of the matters to which they relate.

(b)   Any certification or determination by a Finance Party of a rate or amount under the Transaction Documents is prima facie evidence of the matters to which it relates.

12.4 Break Costs

The Borrower must, within 3 Business Days of demand by the Agent, pay to the Agent for the account of each Finance Party its Break Costs attributable to all or any part of a Funding Portion being prepaid or repaid by the Borrower on a day other than the last day of the Interest Period for that Funding Portion.

13   Fees, tax, costs and expenses

13.1   Upfront and arranger fees

(a)   The Borrower must pay to the Agent, on the earlier of the first Funding Date and 30 days from the date of this agreement, the upfront and arranger fees in the amounts agreed in the Financiers' Fee Letter and the MLABs' Fee Letter. These fees will be distributed by the Agent among the Mandated Lead Arrangers and Bookrunners, the Mandated Lead Arrangers and the Arranger in accordance with the arrangements agreed by them with the Agent prior to the date of this agreement.

(b)   The Borrower must pay to the Mandated Lead Arrangers and Bookrunners on the date of this agreement the arranger fees in the amount agreed in the Mandate Letter.

13.2   Agent's fees

The Borrower must pay to the Agent for its own account the fees and other amounts agreed between the Borrower and the Agent in the Agent's Fee Letter.

13.3   Commitment fee

(a)   The Borrower must pay the Agent for distribution to the Financiers in their respective Pro Rata Shares a non-refundable commitment fee equal to 50% of the applicable Margin calculated from the date of the commencement of the Availability Period until the last day of the Availability Period on a daily basis on the daily balance of the Total Undrawn Commitments on the basis of a 365 day year and for the actual number of days elapsed.

(b)   Subject to clause 13.3(c), accrued commitment fee is payable in arrears on the last day of each successive 3 month period commencing on the first day of the Availability Period and ending on the Final Maturity Date. Accrued commitment fee is also payable to the Agent for distribution to a Financier on the date that Financier's Commitment is cancelled in full (except where a cancellation of a Financier's Commitment arises by way of that Financier assigning or novating its rights and obligations under a Transaction Document to a Substitute Financier).

(c)   The accrued commitment fee is not payable for the period from and including the date of this agreement until the date on which the Existing Revolving Facility is refinanced and cancelled in full in accordance with clause 2.1(o) of this agreement and the conditions precedent in clause 2.1 are satisfied or waived as notified by the Agent to the Financiers and the Borrower.

13.4   Initial costs and expenses

The Borrower must within 5 Business Days of notice by the Agent to the Borrower pay the Agent and each Mandated Lead Arranger and Bookrunner the amount of all reasonable costs and expenses (including legal fees) incurred by any of them in connection with:

(a)   the negotiation, preparation, printing and execution of:

     (1)   this agreement and any other documents referred to in this agreement; and

     (2)   any other Transaction Document (other than a Substitution Certificate) executed after the date of this agreement; and

(b)   any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of an Obligor and relating to a Transaction Document or a document referred to in any Transaction Document.

13.5   Enforcement costs

The Borrower must, within 5 Business Days of notice by the Agent to the Borrower pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with the enforcement of, or the preservation of any rights under, any Transaction Document.

13.6   Stamp duties

The Borrower must pay, and within 5 Business Days of notice by the Agent to the Borrower indemnify each Finance Party against any liability it incurs in respect of, any stamp, registration and similar tax which is, or becomes payable in connection with the entry into, performance or enforcement of any Transaction Document, except for any tax payable in connection with the entry into of a Substitution Certificate.

13.7   GST

(a)   If GST is or will be imposed on a supply made under or in connection with a Transaction Document by a Finance Party, the Finance Party may, to the extent that the consideration otherwise provided for that supply is not stated to include an amount in respect of GST on the supply:

   (1)   increase the consideration otherwise provided for that supply under the Transaction Document by the amount of that GST; or

   (2)   otherwise recover from the recipient of the supply the amount of that GST.

(b)   Each Finance Party must issue a Tax Invoice to the recipient of the supply no later than 5 Business Days after payment to the Finance Party of the GST inclusive consideration for that supply.

(c)   Where under any Transaction Document an Obligor is required to reimburse or indemnify for an amount, the Obligor will pay the relevant amount (including any sum in respect of GST) less any GST input tax credit the Finance Party determines that it is entitled to claim in respect of that amount.

13.8   Tax indemnity

(a)   The Borrower must (within 3 Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of tax by that Protected Party in respect of a Transaction Document or a transaction or payment under it.

(b)   Clause 13.8(a) does not apply:

   (1)   with respect to any tax assessed on a Finance Party:

      (A)   under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

      (B)   under the law of the jurisdiction which that Finance Party's' Lending Office is located in respect of amounts received or receivable in that jurisdiction,

   if that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(2)   to the extent the relevant loss, liability or cost is compensated for by an increased payment under clause 6.4 (and not excluded under clause 6.4(b)).

(c)   A Protected Party making or intending to make a claim pursuant to clause 13.8(a) must promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent must notify the Borrower.

(d)   A Protected Party must, on receiving a payment from an Obligor under this clause 13.8, notify the Agent.

14   Interest on overdue amounts

14.1   Payment of interest

Each Obligor must pay interest on:

(a)   any of the Outstanding Moneys due and payable by it, but unpaid; and

(b)   any interest payable but unpaid under this clause 14.

14.2   Accrual of interest

The interest payable under this clause 14:

(a)   accrues from day to day from and including the due date for payment up to the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the Outstanding Moneys becomes merged; and

(b)   may be capitalised at monthly intervals.

14.3   Rate of interest

The rate of interest payable under this clause 14 on any part of the Outstanding Moneys is the higher of:

(a)   the Overdue Rate determined by the Agent:

(1)   on the date that part of the Outstanding Moneys becomes due and payable but is unpaid; and

(2)   on each date which is one month after the immediately preceding date on which the Overdue Rate was determined under this clause 14.3(a); and

(b)   the rate fixed or payable under a judgment or other thing referred to in clause 14.2(a).

14.4   Notice

The Agent must promptly notify the parties of the determination of a rate of interest under this clause 14.

15   Relations between Agent and Finance Parties

15.1   Appointment of Agent

(a) Each Finance Party appoints the Agent to act as its agent under the Transaction Documents and authorises the Agent to do the following on its behalf:

    (1) amend or waive compliance with any provision of the Transaction Documents in accordance with the Transaction Documents (including clause 15.6);

    (2) all things which the Transaction Documents expressly require the Agent to do, or contemplate are to be done by the Agent, on behalf of the Finance Parties; and

    (3) all things which are incidental or ancillary to the Powers of the Agent described in clause 15.1(a)(1) or clause 15.1(a)(2).

(b) The Agent will be the Agent for the Mandated Lead Arrangers and Bookrunners, the Mandated Lead Arrangers, the Arranger and the Financiers except as described in clause 15.1(c).

(c) Where the Agent provides services in connection with the administration of Funding Portions, that is when it calculates rates and amounts, keeps records, receives and distributes payments and information received under clauses 8.2 and 8.3, and receives and deals with Funding Notices, it does not provide those services as agent for another Finance Party, but as principal, but the remainder of this clause 15 still applies.

15.2   Capacity

The Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger and the Arranger:

(a) in its capacity as a Financier, has the same obligations and Powers under each Transaction Document as any other Financier as though it were not acting as the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger or the Arranger; and

(b) may engage in any kind of banking or other business with any Obligor without having to notify or account to the Financiers.

15.3   Role of certain Finance Parties

Except as specifically provided in the Transaction Documents, the Mandated Lead Arrangers and Bookrunners, the Mandated Lead Arrangers and the Arranger have no obligations of any kind to another Finance Party or an Obligor under or in connection with any Transaction Document.

15.4   Agent's obligations

(a) The Agent has only those duties and obligations which are expressly specified in the Transaction Documents.

(b) The Agent is not required to:

    (1) keep itself informed as to the affairs of any Obligor or its compliance with any Transaction Document; or

    (2) review or check the accuracy or completeness of any document or information it forwards to any Financier or other person,

but is not obliged to exercise its powers in the absence of instructions.

15.5   Agent's powers

(a)   Except as specifically set out in the Transaction Documents (including clause 15.6), the Agent may exercise its Powers under the Transaction Documents:

(1)   as it thinks fit in the best interests of the Financiers; and

(2)   without consulting with or seeking the instructions of the Financiers.

(b)   The exercise by the Agent of any Power in accordance with this clause 15 binds all the Finance Parties.

15.6   Instructions to Agent

The Agent:

(a)   must exercise its Powers in accordance with any instructions given to it by the Majority Financiers or, if specifically required to do so under a Transaction Document, all Financiers;

(b)   must not amend or waive any provision of a Transaction Document referred to in clause 19.6 without the consent of all the Financiers;

(c)   must not amend or waive any other provision of any Transaction Document without the consent of the Majority Financiers unless the Agent is satisfied that the amendment is made to correct a manifest error or an error of a formal or technical nature only; or

(d)   must not otherwise exercise any Power which the Transaction Documents specify are to be exercised with the consent or in accordance with the instructions of the Majority Financiers or some other number of Financiers, or amend any such requirement, except with that consent or in accordance with those instructions; and

(e)   may refrain from acting, whether in accordance with the instructions of the Financiers or otherwise, until it has received security for any amount it reasonably believes may become payable to it by the Financiers under clause 15.14.

15.7   Assumptions as to authority

Each Obligor may assume that any action of the Agent under the Transaction Documents is in accordance with any required authorisations, consents or instructions from the Financiers.

15.8   Electronic transmission of notice by or to the Agent

(a)   Commencing on a date to be determined by the Agent and notified to the other parties to this agreement, notices, requests, demands, consents, approvals, agreements or other communications to or by the Agent (other than notices in respect of any Default):

(1)   may be given by means of a secure website established by the Agent access to which is restricted to the parties to the Transaction Documents (and, where applicable, their financial and legal advisers) established by the Agent or other electronic means in a manner established by the Agent and agreed with the Borrower; and

(2)   unless otherwise agreed under clause 15.8(a)(1) will be taken to be given or made upon:

(A)   a notice being posted on that secure website; and


      (B)   receipt by the Agent of a copy of the email the Agent has requested that the secure website send to the relevant party's Nominated Email Address (as defined below) notifying that the notice has become available on the secure website.


(b)   Each of the Financiers and the Obligors undertakes:

     (1)   to ensure that all Access Information (as defined below) issued is kept secure and confidential;

     (2)   that it will only disclose Access Information to its officers or employees who are involved in the administration of the Funding Portions; and

     (3)   agrees that the Agent is not liable for any liability, loss, damage, costs or expenses incurred or suffered by them as a result of their access or use of the secure website or inability to access or use the secure website except to the extent caused by its gross negligence or wilful misconduct.

(c)   The following definitions apply for the purposes of this clause:

     (1)   **Access Information** means all user identifiers, passwords or other information necessary for access to the secure website.

     (2)   **Nominated Email Address** means, in respect of a party, the email address for that party as registered on the secure website at the relevant time for the purpose of administering the Funding Portions. A party's email address will be:

          (A)   initially registered on the secure website by the Agent;

          (B)   updated from time to time on the secure website by the Agent as notified to the Agent in writing at least 5 days before any email is sent by the Agent or notice posted on the website; and

          (C)   updated from time to time on the secure website by that party amending any of its existing email address and/or registering any substitute or additional email address for itself.

15.9   Digitally signed notices

Commencing on a date to be determined by the Agent and notified to the other Finance Parties, all notices with payment instructions given by the Agent to a Finance Party must be digitally signed by the Agent. From that date, any such notice may only be relied on by the recipient if:

(a)   the notice has a valid digital certification appearing to come from an Officer of the Agent;

(b)   the identity of the signer of the notice is valid or if more than one digital signature has been applied to the notice, the identity of the last signer is valid; and

(c)   the notice has not been modified since it was certified.

15.10   Liability of Finance Parties

Neither the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger nor the Arranger, nor any Affiliate of the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger nor the Arranger, nor any of their respective directors, officers, employees, agents or successors is responsible to the other Finance Parties or an Obligor for:

(a)   any recitals, statements, representations or warranties contained in any Transaction Document, or in any certificate or other document referred to or provided for in, or received by any of them under, any Transaction Document;

(b)   the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Transaction Document (other than as against the Agent) or any other certificate or document referred to or provided for in, or received by any of them under, any Transaction Document;

(c)   any failure by an Obligor or any Finance Party to perform its obligations under any Transaction Document;

(d)   any action taken or omitted to be taken by it or them under any Transaction Document or in connection with any Transaction Document except in the case of its or their own fraud or wilful misconduct or gross negligence;

(e)   any conduct in or related to any loan proposal, prospectus, offering circular, information memorandum or other information, any document or agreement (including any Transaction Document) or any transaction; or

(f)   carrying out any 'know your customer', 'know your client', 'client vetting' or similar procedures in relation to any person on behalf of any Financier.

15.11   Delegation

The Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger and the Arranger may employ agents and attorneys.

15.12   Finance Parties entitled to rely

The Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger and the Arranger may rely on:

(a)   any certificate, communication, notice or other document (including any facsimile transmission) it believes to be genuine and correct and to have been signed or sent by or on behalf of the proper person or persons; and

(b)   advice and statements of solicitors, independent accountants and other experts selected by the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger and the Arranger with reasonable care.

15.13   Provision of information

(a)   The Agent must forward to each Financier:

   (1)   notice of the occurrence of any Default promptly after the Agent becomes actually aware of it; and

   (2)   a copy of each report, notice or other document promptly after the Agent receives it from an Obligor under any Transaction Document.

(b)   The Agent is not to be regarded as being actually aware of the occurrence of a Default unless:

   (1)   officers of the Agent who have day to day responsibility for the transaction are or become actually aware that any payment due by an Obligor under the Transaction Documents has not been made; or

   (2)   the Agent has received notice from a Financier or an Obligor stating that a Default has occurred describing the same and stating that the notice is a '**Default Notice**'.

(c)   If the Agent receives a Default Notice the Agent may treat any such Default as continuing until it has received a further notice stating that the Default is no longer continuing and the Agent is entitled to rely on such second notice for all purposes under the Transaction Documents.

(d)   The Agent is not to be regarded as having received any report, notice or other document or information unless it has been given to it in accordance with clause 19.2.

(e)   Except as specified in clause 15.13(a) and as otherwise expressly required by the Transaction Documents, the Agent has no duty or responsibility to provide any Finance Party with any information concerning the affairs of any Obligor or other person which may come into the Agent's possession.

(f)   Nothing in any Transaction Document obliges the Agent to disclose any information relating to any Obligor or other person if the Agent believes that the disclosure would constitute a breach of any law, duty of secrecy or duty of confidentiality.

15.14   Indemnity by Financiers

The Financiers severally indemnify the Agent (to the extent not reimbursed by any Obligor) in their Pro Rata Shares against any Loss which the Agent pays, suffers, incurs or is liable for in acting as Agent, except to the extent attributable to the Agent's fraud, wilful misconduct or gross negligence.

15.15   Independent appraisal by Financiers

Each Financier acknowledges that it has made and must continue to make, independently and without reliance on the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger and the Arranger or any other Financier, and based on the documents and information it considers appropriate, its own investigation into and appraisal of:

(a)   the affairs of each Obligor;

(b)   the accuracy and sufficiency of any information on which it has relied in connection with its entry into the Transaction Documents;

(c)   all matters necessary for it to satisfy it's 'know your customer', 'know your client', 'client vetting' or similar procedures in relation to any person; and

(d)   the legality, validity, effectiveness, enforceability and sufficiency of each Transaction Document.

15.16   Resignation and removal of Agent

(a)   The Agent may, by notice to the Borrower and the Financiers, resign at any time and the Majority Financiers may, by notice to the Borrower and the Agent, remove the Agent from office. The resignation or removal of the Agent takes effect on appointment of a successor Agent in accordance with this clause 15.16.

(b)   When a notice of resignation or removal is given, the Majority Financiers may appoint a successor Agent (after consultation with the Borrower). If no successor Agent is appointed within 30 days, the Agent may appoint a successor Agent.

(c)   When a successor Agent is appointed, and executes an undertaking to be bound as successor Agent under the Transaction Documents, the successor Agent succeeds to and becomes vested with all the Powers and duties of the retiring Agent, and the retiring Agent is discharged from its duties and obligations under the Transaction Documents.

(d)   After any retiring Agent's resignation or removal, this agreement continues in effect in respect of any actions which the Agent took or omitted to take while acting as the Agent.

(e)   The Agent must resign in accordance with clause 15.16(a) (and, to the extent applicable, must use reasonable endeavours to appoint a successor Agent pursuant to clause 15.16(b) if on or after the date which is 3 months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(1)   the Agent fails to respond to a request under clause 6.6 and the Borrower or a Financier reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(2)   the information supplied by the Agent pursuant to clause 6.6 indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(3)   the Agent notifies the Borrower and the Financiers that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Borrower or a Financier reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Borrower or that Financier, by notice to the Agent, requires it to resign.

15.17   Institution of actions by Finance Parties

(a)   A Finance Party must not institute any legal proceedings against an Obligor to recover amounts owing to it under the Transaction Documents, without giving the Agent and each other Finance Party a reasonable opportunity to join in the proceedings or agree to share the costs of the proceedings.

(b)   If a Finance Party does not join in an action against an Obligor or does not agree to share in the costs of the action (having been given a reasonable opportunity to do so by the Finance Party bringing the action), it is not entitled to share in any amount recovered by the action until all the Finance Parties who did join in the action or agree to share the costs of the action have received in full all money payable to them under the Transaction Documents.

15.18   Identity of Financiers

(a)   A Financier must notify the Agent of any assignment or novation of that Financiers' rights or obligations under any Transaction Document in accordance with clause 16.

(b)   The Agent may treat each Financier as the absolute legal and beneficial holder of its rights under the Transaction Documents for all purposes, despite any notice to the contrary, unless otherwise required by law.

15.19   Disclosure of Information by Financiers

(a)   Each Financier must provide all information to the Agent that the Agent reasonably requires in order to manage its money-laundering, terrorism financing or economic and trade sanctions risk or to comply with any laws or regulations in Australia or any other country.

(b)   Each Financier agrees that the Agent may disclose any information concerning any Finance Party to any law enforcement, regulatory agency or court where in its reasonable opinion it is required by any such law or regulation in Australia or elsewhere.

15.20   No fiduciary duties

(a)   Nothing in this agreement constitutes the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger or the Arranger as a trustee or fiduciary of any other person.

(b)   Neither the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger or the Arranger is bound to account to any Financier for any sum or the profit element of any sum received by it for its own account.

15.21   Responsibility for documentation

(a)   The Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger or the Arranger is not responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, a Mandated Lead Arranger and Bookrunner, a Mandated Lead Arranger or the Arranger, an Obligor or any other person given in or in connection with any Transaction Document.

16   Assignment and substitution

16.1   Assignment or novation by Obligor

(a)   An Obligor must not assign or novate any of its rights or obligations under a Transaction Document without the Agent's prior written consent (acting on the instructions of all Financiers).

(b)   Any purported assignment or novation without the Agent's prior written consent is void.

16.2   Assignment or novation by Financiers

Any Financier may assign or novate any of its rights (including any rights which may not otherwise be assigned as a matter of law) and obligations under a Transaction Document to any bank or financial institution if:

(a)   any necessary prior Transfer Authorisation is obtained;

(b)   where the Financier is novating any of its rights and obligations under a Transaction Document the novation is effected in accordance with clause 16.3;

(c)   the prior consent of the Borrower to the novation is required for any novation, assignment or transfer, unless the new Financier is another Financier or an Affiliate of a Financier or while an Event of Default is continuing or the new Financier has a long term credit rating of at least A (issued by Standard & Poor's) or A2 (issued by Moody's). However, the prior consent of the Borrower must not be unreasonably withheld or delayed and will be deemed to be given if, within 5 Business Days of receipt by the Borrower of an application for consent, it has not been expressly refused;

(d)   the dealing is with part of the Commitment of that Financier, it must be in a minimum amount of A$5,000,000 and an integral multiple of A$5,000,000 and so that its remaining Commitment is at least A$5,000,000; and

(e)   it notifies the Agent and, unless an Event of Default is continuing, the Borrower.

16.3   Substitution certificate

(a)   If a Financier wishes to novate any of its rights and obligations under a Transaction Document to a Substitute Financier, it must notify the Agent at least 5 Business Days before the substitution (or such shorter period as the Agent approves), of the following:

    (1)   the name of the Substitute Financier;

    (2)   the proportion of its Commitment and its Principal Outstanding to be assumed by the Substitute Financier;

(3)   the proposed date of the substitution; and

(4)   whether a provision of the kind referred to in clause 16.3(c)(1) or (2) is required by the Substitute Financier to be included in the Substitution Certificate,

and the Substitute Financier must pay to the Agent (for its own account) an administration fee of A$3,500 plus GST where the Substitute Financier is an authorised deposit taking institution (as defined in the *Banking Act 1959* (Cth)) or such other reasonable amount advised by the Agent from time to time (where the transfer is not to an authorised deposit taking institution).

(b)   The Retiring Financier and the Substitute Financier must execute a substitution certificate in or substantially in the form of Attachment 1 and deliver it to the Agent at least 2 Business Days before the substitution (or such shorter period as the Agent approves).

(c)   Where the Substitute Financier:

(1)   is acting as trustee of a trust, the substitution certificate may include a limitation of liability clause in the form of clause 2.4 of Attachment 1 or, with the prior written consent of the Borrower (such consent not be unreasonably withheld or delayed) in any other form; or

(2)   requires any other provision to be included in the substitution certificate due to the legal nature of the Substitute Financier or the capacity in which it acts, the substitution certificate may include such provision with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed).

(d)   When the Agent receives a substitution certificate under clause 16.3(b) it is authorised to, and, subject to clause 16.3(e) must:

(1)   execute it on behalf of all the parties to this agreement other than the Retiring Financier and the Substitute Financier;

(2)   notify each of the parties to this agreement of the substitution; and

(3)   deliver copies of it to the Borrower, the Retiring Financier and the Substitute Financier.

(e)   The Agent is not obliged to execute a substitution certificate until it has completed any steps that the Agent considers necessary to manage its money-laundering, terrorism financing or economic and trade sanctions risk or to comply with any laws or regulations in Australia or any other country.

16.4   Securitisation permitted

(a)   A Financier may, without having to obtain the consent of or notify an Obligor, assign, transfer, sub-participate or otherwise deal with any of its rights under this agreement (including any rights which may not otherwise be assigned as a matter of law) to a trustee of a trust, a company or any other entity which in each case is established for the purposes of securitisation (**Securitisation Dealing**).

(b)   Despite any Securitisation Dealing by a Financier:

(1)   the Financier must continue to perform all its obligations under this agreement; and

(2)   any amount paid by the Obligor to the Agent for the account of the Financier will satisfy the Obligor's obligation to make that payment until the Obligor is given written notice by the Financier of the Securitisation Dealing and is directed by the Financier in writing to pay any amount payable by the Obligor under this agreement to the relevant assignee, transferee or sub-participant.

16.5   Participation permitted

A Financier may grant a participation interest (being a right to share in the financial benefits of this agreement, without any rights against an Obligor) in any of the Financier's rights and benefits under this agreement to any other person without having to obtain the consent of or to notify an Obligor.

16.6   Security over Financiers' rights permitted

(a)   A Financier may, without having to obtain the consent of or notify an Obligor, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Transaction Document to secure obligations of that Financier including any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank.

(b)   Despite any charge, assignment or Security Interest referred to in clause 16.6(a) by a Financier:

(1)   the Financier must continue to perform all its obligations under this agreement; and

(2)   any amount paid by an Obligor to the Agent for the account of the Financier will satisfy the Obligor's obligation to make that payment until the Obligor is given notice by the Financier of the charge, assignment or Security Interest directed by the Financier to pay any amount payable by the Obligor under this agreement to the beneficiary of the relevant charge, assignment or Security Interest.

16.7   Lending Office

(a)   A Financier may change its Lending Office at any time if it first notifies and consults with the Borrower.

(b)   A Financier must promptly notify the Agent and the Borrower of the change.

16.8   No increase in costs

If a Financier assigns or novates any of its rights or obligations under any Transaction Document or changes its Lending Office, no Obligor is required to pay any net increase in the aggregate amount of costs, taxes, fees or charges which is a direct consequence of the transfer or assignment or change of Lending Office.

17   Public offer

17.1   Mandated Lead Arrangers and Bookrunners' representations, warranties and undertakings

Each Mandated Lead Arranger and Bookrunner undertakes, represents and warrants to the Borrower that on behalf of the Borrower it has made invitations to become a 'Financier' to this agreement publicly in an electronic form or other form that is used by financial markets for dealing in debentures (as defined in section 128F(9) of the Tax Act) or debt interests (as defined in Sections 974-15 and 974-20 of the *Income Tax Assessment Act (1997)*) such as Reuters or Bloomberg.

17.2   Information

Each Mandated Lead Arranger and Bookrunner and each Financier will provide to the Borrower, when reasonably requested by the Borrower, any factual information in its possession or which it is reasonably able to provide to assist the Borrower to demonstrate (based on tax advice received by the Borrower) that the public offer test under section 128F of the Tax Act has been satisfied under this agreement where to do so will not in the Mandated Lead Arrangers and Bookrunners' or the Financiers' reasonable opinion breach any law or regulation or any duty of confidence.

18   Saving provisions

18.1   No merger of security

(a)   Nothing in this agreement merges, extinguishes, postpones, lessens or otherwise prejudicially affects:

    (1)   any Security Interest or indemnity in favour of any Finance Party; or

    (2)   any Power.

(b)   No other Security Interest or Transaction Document which a Finance Party has the benefit of in any way prejudicially affects any Power.

18.2   Exclusion of moratorium

To the extent not excluded by law, a provision of any legislation which directly or indirectly:

(a)   lessens, varies or affects in favour of an Obligor any obligations under a Transaction Document; or

(b)   stays, postpones or otherwise prevents or prejudicially affects the exercise by any Finance Party of any Power,

is negatived and excluded from each Transaction Document and all relief and protection conferred on an Obligor by or under that legislation is also negatived and excluded.

18.3   Conflict

Where any right, power, authority, discretion or remedy conferred on a Finance Party by any Transaction Document is inconsistent with the powers conferred by applicable law then, to the extent not prohibited by that law, those conferred by applicable law are regarded as negatived or varied to the extent of the inconsistency.

18.4   Consents

(a)   Whenever the doing of any thing by a an Obligor is dependent on the consent of a Finance Party, the Finance Party may withhold its consent or give it conditionally or unconditionally in its absolute discretion, unless expressly stated otherwise in a Transaction Document.

(b)   Any conditions imposed on an Obligor by a Finance Party under clause 18.4(a) and agreed by the Obligor must be complied with by the Obligor.

18.5   Principal obligations

This agreement is:

(a)   a principal obligation and is not ancillary or collateral to any other Security Interest or other obligation; and

(b)   independent of, and unaffected by, any other Security Interest or other obligation which any Finance Party may hold at any time in respect of the Outstanding Moneys.

18.6   Set-off authorised

If an Obligor does not pay any amount when due and payable by it to any Finance Party under a Transaction Document, the Finance Party may:

(a)   apply any credit balance in any currency in any account of that Obligor with the Finance Party in or towards satisfaction of that amount; and

(b)   effect any currency conversion which may be required to make an application under clause 18.6(a).

18.7   Agent's certificates and approvals

(a)   A certificate signed by any Officer of the Agent in relation to any amount, calculation or payment under any Transaction Document is sufficient evidence of that amount, calculation or payment unless the contrary is proved.

(b)   Where any provision of a Transaction Document requires the Agent's approval, that approval will not be effective unless and until it is provided in writing.

18.8   No reliance or other obligations and risk assumption

Each Obligor acknowledges and confirms that:

(a)   it has not entered into any Transaction Document in reliance on any representation, warranty, promise or statement made by or on behalf of any Finance Party;

(b)   in respect of the transactions evidenced by the Transaction Documents, no Finance Party has any obligations other than those expressly set out in the Transaction Documents; and

(c)   in respect of interest rates or exchange rates, no Finance Party is liable for any movement in interest rates or exchange rates or any information, advice or opinion provided by any Finance Party or any person on behalf of any Finance Party, even if:

    (1)   provided at the request of an Obligor (it being acknowledged by each Obligor that such matters are inherently speculative);

    (2)   relied on by an Obligor; or

    (3)   provided incorrectly or negligently.

19   General

19.1   Confidential information

A Finance Party must not disclose to any person:

(a)   any Transaction Document; or

(b)   any information about any Obligor,

        except:

(c)   in connection with an actual or proposed permitted assignment, novation, participation or securitisation under clause 16, or entry by a Finance Party into a credit default swap arrangement, where the disclosure is made on the basis that the recipient of the information will comply with this clause 19.1 in the same way that the Finance Party is required to do;

(d)   to any professional or other adviser consulted by it in relation to any of its rights or obligations under the Transaction Documents;

(e)   to the Reserve Bank of Australia, the Australian Tax Office, the Australian Transaction Reports and Analysis Centre or any Government Agency in Australia, the United States of America, the United Kingdom, South Africa, the Isle of Man or elsewhere requiring or requesting disclosure of the information with jurisdiction over that Finance Party;

(f)   to any Affiliate where the disclosure is made on the basis that the recipient of the information will comply with this clause 19.1 in the same way that the Finance Party is required to do;

(g)   in connection with the enforcement of its rights under the Transaction Documents;

(h)   where the information is already in the public domain, or where the disclosure would not otherwise breach any duty of confidentiality;

(i)   if required by law or regulation in Australia or elsewhere; or

(j)   otherwise with the prior written consent of the relevant Obligor.

19.2   Notices

(a)   Any notice or other communication including, any request, demand, consent or approval, to or by a party to any Transaction Document must be in legible writing and in English addressed to the party in accordance with its details set out in Schedule 4 or as specified to the sender by the party by notice.

(b)   If the sender is a company, any such notice or other communication must be signed by an Officer of the sender.

(c)   Any such notice or other communication is regarded as being given by the sender and received by the addressee:

        (1)   if by delivery in person, when delivered to the addressee;

        (2)   if by post, on delivery to the addressee; or

        (3)   if by facsimile, when received by the addressee in legible form,

        but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received at 9.00am on the following Business Day.

19.3   Governing law and jurisdiction

(a)   This agreement is governed by the laws of Western Australia.

(b)   Each Obligor irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia.

(c)   Each Obligor irrevocably waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

(d)   Each Obligor irrevocably waives any immunity in respect of its obligations under this agreement that it may acquire from the jurisdiction of any court or any legal process for any reason including the service of notice, attachment before judgment, attachment in aid of execution or execution.

(e) Each Guarantor appoints the Borrower of Level 13, St Martins Tower, 44 St Georges Terrace, Perth, Western Australia in relation to proceedings in Western Australia as its agent to receive service of any legal process on its behalf without excluding any other means of service permitted by the law of Western Australia.

(f) The Borrower accepts the appointment referred to in clause 19.3(e).

19.4   Prohibition and enforceability

(a) Any provision of, the application of any provision of, any Transaction Document or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, any Transaction Document which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

19.5   Amendments and waivers

(a) Subject to clause 19.6, any term of the Transaction Documents may be amended or waived with the agreement of the Borrower and the Majority Financiers. The Agent may effect, on behalf of any Finance Party, an amendment or waiver permitted under this clause 19.5 and clause 19.6.

(b) The Agent must promptly notify the other parties to this agreement of any amendment or waiver effected under clause 19.5(a), and any such amendment or waiver is binding on all parties to this agreement.

19.6   Exceptions to amendments and waivers

(a) An amendment or waiver which relates to:

(1) changing the definition of 'Majority Financiers' in clause 1.1;

(2) changing the terms of payment of any amounts payable under the Transaction Documents;

(3) changing the manner in which those payments are to be applied;

(4) increasing the obligations of any Finance Party;

(5) a change to the identity of the Borrower or any Guarantor;

(6) a term of a Transaction Document which expressly requires the consent of each Financier;

(7) clause 3.2, clause 6.9, clause 15.6, clause 16.2, clause 19.5, this clause 19.6 or clause 19.7;

(8) waiving any of the conditions precedent in clause 2.1,

may not be effected without the consent of each Financier.

(b) An amendment or waiver which affects the rights and/or obligations of the Agent may not be effected without the agreement of the Agent.

19.7   Waivers and remedies cumulative

(a)   The rights of each Finance Party under the Transaction Documents:

    (1)   may be exercised as often as necessary;

    (2)   are cumulative and not exclusive of its rights under the general law; and

    (3)   may be waived only in writing and specifically.

(b)   Delay in exercising or non-exercise of any such right is not a waiver of that right.

19.8   Cumulative rights

The Powers are cumulative and do not exclude any other right, power, authority, discretion or remedy of any Finance Party.

19.9   Counterparts

(a)   This agreement may be executed in any number of counterparts.

(b)   All counterparts, taken together, constitute one instrument.

(c)   A party may execute this agreement by signing any counterpart.

19.10   Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Schedules

Table of contents

Schedule 1

Guarantors

Clause 1.1 (Definitions)

Name	Place of incorporation	Address and service details	
AngloGold Ashanti Limited	South Africa	**Address:**	76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
		Attention:	ME Sanz Perez
		Facsimile:	+27 86 675 0127
AngloGold Ashanti Holdings plc	Isle of Man	**Address:**	Atlantic House, First Floor, 4-8 Circular Road, Douglas, Isle of Man, IM1 1AG
		Attention:	Tracy Garrett
		Facsimile:	+44 1624 613874

Financiers

Clause 1.1 (Definitions)

Name	ABN/ACN/ARBN or place of incorporation	Lending Office and Notice Details		Commitment
Australia and New Zealand Banking Group Limited	ABN 11 005 357 522	**Address:**	Level 10, 77 St Georges Terrace, Perth, Western Australia 6000	A$100,000,000
		Attention:	Grant Nicholas/Kathleen Jahour	
		Facsimile:	+618 9323 8484	
Barclays Bank PLC, Australia Branch	ABN 86 062 449 585	**Address:**	Level 42, 225 George Street, Sydney, New South Wales 2000	A$30,000,000
		Attention:	Mark Pope	
		Facsimile:	+44 (0) 207 773 1840	
Citibank, N.A. (Sydney)	ABN 34 072 814 058	**Address:**	2 Park Street, Sydney, New South Wales 2000	A$61,000,000
		Attention:	Dougal Thomson	
		Facsimile:	+613 8643 9599	
Commonwealth Bank of Australia	ABN 48 123 123 124	**Address:**	Level 14A, 300 Murray Street, Perth, Western Australia 6000	A$100,000,000
		Attention:	Alex Passmore	
		Facsimile:	+618 9482 6099	
HSBC Bank Australia Limited	ABN 48 006 434 162	**Address:**	Level 1, 188-190 St Georges Terrace, Perth, Western Australia 6000	A$61,000,000
		Attention:	Carmen Penery	
		Facsimile:	+618 6188 4568	
The Bank of Tokyo-	ABN 75 103 418	**Address:**	Level 21, 221 St Georges Terrace, Perth, Western	A$61,000,000

Name	ABN/ACN/ARBN or place of incorporation	Lending Office and Notice Details		Commitment
Mitsubishi UFJ, Ltd.	882		Australia 6000	
		Attention:	Ariel Walters	
		Facsimile:	+618 6188 9835	
Westpac Banking Corporation	ABN 33 007 457 141	**Address:**	Level 16, 109 St Georges Terrace, Perth, Western Australia 6000	A$87,000,000
		Attention:	Andrew Strongman	
		Facsimile:	+618 9426 2866	

Schedule 3

Mandated Lead Arrangers and Bookrunners

Clause 1.1 (Definitions)

Name	ABN/ACN/ARBN or place of incorporation	Lending Office and Notice Details	
Australia and New Zealand Banking Group Limited	ABN 11 005 357 522	**Address:**	Level 3, 100 Queen Street, Melbourne, Victoria 3000
		Attention:	Daniel Bergamin
		Facsimile:	+613 8655 6904
Commonwealth Bank of Australia	ABN 48 123 123 124	**Address:**	Level 21, 727 Collins Street, Docklands, Victoria 3008
		Attention:	Tony Long
		Facsimile:	+613 9675 8202

Schedule 4

Notice details

Borrower:

Address:	Level 13, St Martins Tower, 44 St Georges Terrace, Perth, Western Australia 6000
Attention:	Nerilee Rockman
Facsimile:	+618 9425 4606

Guarantors:

See Schedule 1

Financiers:

See Schedule 2

Agent:

Address:	Level 21, 727 Collins Street, Docklands, Victoria 3008
Attention:	Tony Di Paolo, Director, Agency
Facsimile:	+613 9675 7825
	Administration notices

All Funding Notices issued by the Borrower to the Agent must be delivered to the following address, facsimile number or email (as applicable)

Address:	Level 22, 201 Sussex Street, Sydney, New South Wales 2000
Attention:	Senior Associate, Agency
Facsimile:	+612 9118 4001
Email:	AgencyGroup@cba.com.au

Mandated Lead Arrangers and Bookrunners:

See Schedule 3

Mandated Lead Arrangers:

Citibank, N.A. (Sydney)

Address:	2 Park Street, Sydney, New South Wales 2000
Attention:	Dougal Thomson
Facsimile:	+613 8643 9599

HSBC Bank Australia Limited

Address:	Level 1, 188-190 St Georges Terrace, Perth, Western Australia 6000
Attention:	Carmen Penery
Facsimile:	+618 6188 4568

The Bank of Tokyo-Mitsubishi UFJ, Ltd

Address:	Level 21, 221 St Georges Terrace, Perth, Western Australia 6000
Attention:	Ariel Walters
Facsimile:	+618 6188 9835

Westpac Banking Corporation

Address:	Level 16, 109 St Georges Terrace, Perth, Western Australia 6000
Attention:	Andrew Strongman
Facsimile:	+618 9426 2866

Arranger:

Barclays Bank PLC, Australia Branch

Address:	Level 42, 225 George Street, Sydney, New South Wales 2000
Attention:	Mark Pope
Facsimile:	+44 (0) 207 773 1840

Funding Notice

Clause 4.2 (Requirements for a Funding Notice)

To: Commonwealth Bank of Australia (**Agent**)

Attention: Tony Di Paolo, Director, Agency

We refer to the syndicated facility agreement dated [   ] (**Facility Agreement**) between AngloGold Ashanti Australia Limited (as **Borrower**), AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc (as **Guarantors**), Commonwealth Bank of Australia (as **Agent**), Australia and New Zealand Banking Group Limited (**ANZ**) and Commonwealth Bank of Australia (**CBA**) (as **Mandated Lead Arrangers and Bookrunners**), Citibank, N.A. (Sydney), HSBC Bank Australia Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd and Westpac Banking Corporation (as **Mandated Lead Arrangers**), Barclays Bank PLC, Australia Branch (as **Arranger**) and ANZ, Barclays Bank PLC, Australia Branch, Citibank, N.A. (Sydney), CBA, HSBC Bank Australia Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd and Westpac Banking Corporation (as **Financiers**).

Under clause 3.8 of the Facility Agreement:

(a)   we give you notice that we wish to draw on [   ] (**Funding Date**);

(b)   the aggregate amount to be drawn is A$[   ];

(c)   particulars of each Funding Portion are:

Principal amount	Interest Period

The proceeds of each Funding Portion are to be used in accordance with clause 3.3 of the Facility Agreement.

(d)   We represent and warrant that no Default has occurred which is continuing or will occur as a result of the provision of any Funding Portion [,except as follows: [   ], and we propose the following remedial action [   ]].

Expressions defined in the Facility Agreement have the same meaning when used in this Funding Notice.

date	**[insert date]**

Signed for and on behalf of
the Borrower by

sign here ▶ _____
Officer

print name _____

Form of Compliance Certificate

To:	Commonwealth Bank of Australia (**Agent**)
Attention:	Tony Di Paolo, Director, Agency
From:	AngloGold Ashanti Limited

AngloGold Ashanti Australia Limited – Syndicated Facility Agreement dated in or about [●] 2014 (Agreement)

(1)   We refer to the Agreement. This is a compliance certificate.

(2)   We confirm that as at [*relevant testing date*] Leverage was [   ] to 1.

(3)   We set out below calculations establishing the figures in paragraph (2) above:

[   ].

(4)   [We confirm that the following companies were Material Subsidiaries at [*relevant testing date*]:

[   ].

(5)   [We confirm that no Default is outstanding as at [**relevant testing date**].[1]]

AngloGold Ashanti Limited

by:

sign here ▶ _____   *sign here* ▶ _____
Senior officer/Director   Senior officer /Director

_____   _____
print name   print name

[insert applicable certification language]

[auditors of the Parent]

---

[1] If this Statement can not be made, the certificate should identify any Default that is outstanding and the steps, if any, being taken to remedy it.

Security Interests

Clause 8.9(b)(2) (Security Interests which secure Financial Indebtedness outstanding as at the date of this agreement)

1. A South African rand denominated finance lease arrangement with Turbine Square Two (Pty) Limited securing an amount of ZAR215,302,377 as at 30 June 2014.

2. A US$ denominated finance lease arrangement with Caterpillar Financial Services Corporation securing an amount of US$2,546,029 as at 30 June 2014.

3. A Brazilian real denominated finance lease arrangement with CSI Latina Arrendamento Mercantil S.A. securing an amount of BRL1,048,767 as at 30 June 2014.

4. A Namibian dollar denominated finance lease arrangement with Navachab Lewcor Mining securing an amount of NAD nil as at 30 June 2014.

5. A US$ denominated finance lease arrangement with California First National Bank securing an amount of US$15,069,377 as at 30 June 2014.

6. A South African rand denominated finance lease arrangement with Wildebeestpan in respect of land securing an amount of ZAR25,483,362 as at 30 June 2014.

Authorised Representative Certificate

[BORROWER LETTERHEAD]

[*Date*]

To:	Commonwealth Bank of Australia, as Agent	Each Financier under the Facility Agreement (as defined below)

Attention: Tony Di Paolo, Director, Agency

Authorised Representative Certificate – Syndicated Facility Agreement with AngloGold Ashanti Australia Limited dated [*date*] (Facility Agreement)

We refer to the Facility Agreement, as amended from time to time (**Agreement**).

Expressions defined in the Facility Agreement have the same meaning when used in this certificate.

The Borrower nominates the persons below as Officers in respect of the Transaction Documents, and certifies that the specimen signatures and other details below are complete, correct and up to date.

By completing and signing an entry on the below Officers List, each Officer acknowledges that:

- each Finance Party may verify the identity of each Officer and carry out any 'know your customer' check (or similar requirement) in respect of each Officer to each Finance Party's satisfaction; and

- the Officer has read and agrees to the privacy statement attached.

Schedule

Officers List

Name (Printed)	Position (Printed)	Signature	Date of birth

Signed for and on behalf of
AngloGold Ashanti Australia Limited
by:

_____	_____
Signature of Director	Signature of Director/Company secretary
_____	_____
Name in full (please print)	Name in full (please print)

PRIVACY STATEMENT

This statement outlines the manner in which any Personal Information that will be or has been collected from and/or about you in connection with the Agreement (and any transactions contemplated under it) may be used and disclosed by the parties described in this statement.

In this statement:

Affiliate means a related body corporate of a Finance Party.

Agreement means the agreement so described in the certificate to which this statement is attached.

Borrower means each party so described in the Agreement.

Finance Party means each party so described in the Agreement.

Personal Information means information or an opinion about an identified or an individual who is reasonably identifiable.

1.   **Purpose of Collection of Personal Information**

Each Finance Party may collect and use your Personal Information:

(a)   to provide and manage facilities offered to the Borrower under the Agreement;

(b)   to identify you or the Borrower;

(c)   to comply with the *Anti-Money Laundering and Counter-Terrorism Financing Act 2006* (Cth);

(d)   to establish your or the Borrower's tax status under any Australian or foreign legislation, regulation or treaty or pursuant to an agreement with any tax authority;

(e)   to identify, prevent or investigate any actual or suspected fraud, unlawful activity or misconduct;

(f)   to consider any concerns or complaints raised by the Borrower against a Finance Party and/or to manage any legal action involving a Finance Party; and

(g)   as required by relevant laws, regulations, codes of practice and external payment systems.

2.   **Disclosure of Personal Information**

Each Finance Party may disclose Personal Information to:

(a)   other Finance Parties;

(b)   any Affiliate of a Finance Party;

(c)   regulatory bodies, government agencies, law enforcement bodies and courts;

(d)   participants in payments systems (including payment organisations and merchants) and other financial institutions;

(e)   the Borrower's legal representatives or anyone else acting for the Borrower in connection with the Borrower's loan facilities;

(f)   any provider of a guarantee or other credit support for the Borrower's obligations to the Finance Parties;

(g)   parties to whom a Finance Party is authorised or required by law or court/tribunal order to disclose information;

(h)   any professional advisors or service providers of the Finance Parties who are under a duty of confidentiality to keep such information confidential;

      (i)   any person with whom a Finance Party may enter into a transfer, assignment, participation or other agreement in connection with the Borrower's facilities.

3.   **Consequence of Failure to Provide Personal Information**

If the Borrower does not provide a Finance Party with some or all of the Personal Information requested, a Finance Party may be unable to provide the Borrower with any product or service.

4.   **Disclosure of Personal Information to Overseas Recipients**

In using your Personal Information and making the disclosures described at clauses 1 and 2, the Finance Parties may disclose information to recipients (i) located outside Australia; and/or (ii) not established in or not carrying on business in Australia.

5.   **Privacy Policies**

The privacy policy of each Finance Party is available on its website or at any other location as the relevant Finance Party may specify. Each privacy policy contains information about the way you may access and seek correction of your Personal Information and how to make a privacy related complaint.

Executed as an agreement

Borrower

Signed for
AngloGold Ashanti Australia Limited
by

sign here ▶ _____	*sign here* ▶ _____
Director/Company Secretary	Director
print name _____	*print name* _____

Guarantor

Signed for
AngloGold Ashanti Limited
by

sign here ▶ _____   sign here ▶ _____
Authorised Signatory   Authorised Signatory

print name _____   print name _____

Guarantor

Signed for
AngloGold Ashanti Holdings plc
by

sign here ▶ _____   *sign here* ▶ _____
Authorised Signatory   Authorised Signatory

print name _____   *print name* _____

Agent

Signed for
Commonwealth Bank of Australia
by attorney

sign here ▶ _____

Attorney

print name _____
Tony Di Paolo
Director, Agency
Commonwealth Bank of Australia

in the presence of

sign here ▶ _____

Witness

print name _____
Aaron Lind
Director, Agency
Commonwealth Bank of Australia

ME_114242304_11 (W2003x)

Mandated Lead Arranger and Bookrunner

Signed for
Australia and New Zealand Banking Group Limited
by its attorney

sign here ▶ _____

Attorney
FELICITY ZIMMERMANN

print name _____

in the presence of

sign here ▶ _____

Witness
Gemey Lolita Lamond Visscher

print name _____

Mandated Lead Arranger and Bookrunner

Signed for
Commonwealth Bank of Australia
by its attorney

sign here ▶
Attorney

print name   ALEXANDER PASSMORE

in the presence of

sign here ▶
Witness

print name   LAUREN WILKS

ME_114242304_11 (W2003x)

Mandated Lead Arranger

Signed for
Citibank, N.A. (Sydney)
by its authorised signatories

sign here ►	Authorised Signatory		Authorised Signatory
print name	Dougal Thomson Director	*print name*	ANDREW GIBSON DIRECTOR
	in the presence of		in the presence of
sign here ►	Witness	*sign here* ►	Witness
print name	STEPHEN RYLANDS ASSISTANT VICE PRESIDENT	*print name*	STEPHEN RYLANDS ASSISTANT VICE PRESIDENT





ME_114242304_11 (W2003x)

Mandated Lead Arranger

Executed by
HSBC Bank Australia Limited
ABN 48 006 434 162 by its
Attorney under Power of Attorney
dated 10 February 2012 and by their
execution hereof, the said Attorney
certifies that they have no notice of the
revocation of such Power of Attorney,
in the presence of:

)
)
)
)
)
)
)
)



_____
Witness   **Jill Guan**
             056427 B

Name of Witness

_____
Attorney

        Alistair Paice
        034939 A

Name of Attorney

Mandated Lead Arranger

Signed by
The Bank of Tokyo-Mitsubishi UFJ, Ltd
by its attorney

sign here ► ______________________
Attorney

print name EUGENE ONG

in the presence of

sign here ► H. Hiramatsu
Witness

print name HIDEKI HIRAMATSU

ME_114242304_11 (W2003x)

Mandated Lead Arranger

Signed for
Westpac Banking Corporation
by its attorney

sign here ▶

Attorney

print name ANDREW STRONGMAN

in the presence of

sign here ▶

Witness

print name Gemey Lolita Lamond Visscher

ME_114242304_11 (W2003x)

Arranger

Signed for
Barclays Bank PLC, Australia Branch
by an authorised signatory

sign here ▶

Authorised Signatory

print name   **Neil Brown**

in the presence of

sign here ▶

Witness

print name   MICHAEL WONG

ME_114242304_11 (W2003x)

Financier

Signed for
Australia and New Zealand Banking Group Limited
by its attorney

sign here ▶ _____
Attorney

print name   FELICITY ZIMMERMANN
_____

in the presence of

sign here ▶ _____
Witness

print name   Gemey Lolita Lamond Visscher
_____

ME_114242304_11 (W2003x)

Financier

Signed for
Barclays Bank PLC, Australia Branch
by an authorised signatory



sign here ▶ _____
Authorised Signatory

print name   **Neil Brown**

in the presence of



sign here ▶ _____
Witness

print name   MICHAEL WONG

ME_114242304_11 (W2003x)

Financier

Signed for
Citibank, N.A. (Sydney)
by its authorised signatories

sign here ►	Authorised Signatory		Authorised Signatory
print name	Dougal Thomson Director	*print name*	ANDREW GIBSON DIRECTOR
	in the presence of		in the presence of
sign here ►	Witness	*sign here* ►	Witness
print name	STEPHEN RYLANDS ASSISTANT VICE PRESIDENT	*print name*	STEPHEN RYLANDS ASSISTANT VICE PRESIDENT





Financier

Signed for
Commonwealth Bank of Australia
by its attorney

sign here ▶
Attorney

print name _ALEXANDER PASSMEN_

in the presence of

sign here ▶
Witness

print name LAUREN WILKS

ME_114242304_11 (W2003x)

Financier

Executed by
HSBC Bank Australia Limited)
ABN 48 006 434 162 by its)
Attorney under Power of Attorney)
dated 10 February 2012 and by their)
execution hereof, the said Attorney)
certifies that they have no notice of the)
revocation of such Power of Attorney,)
in the presence of:



_____   _____
Witness   Attorney

        Jill Guan   Alistair Paice
        056427 B   034939 A
_____   _____
Name of Witness   Name of Attorney

Financier

Signed for
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
by its attorney

sign here ▶
Attorney

print name EUGENE ONG

in the presence of

sign here ▶
Witness

print name HIDEKI HIRAMATSU

ME_114242304_11 (W2003x)

Financier

Signed for
Westpac Banking Corporation
by its attorney

sign here ▶

Attorney

print name   ANDREW   STRONGMAN

in the presence of

sign here ▶

Witness

print name   Gemey Lolita Lamond Visscher

ME_114242304_11 (W2003x)

Table of contents

Substitution certificate

Clause 16.3 (Substitution certificate)

Date ►

Between the parties

Retiring Financier	[ ] ABN [ ] of [ ]	
Substitute Financier	[ ] ABN [ ] of [ ]	
Agent	[ ] ABN [ ] of [ ]	

1 Interpretation

1.1 Definitions

The meanings of the terms used in this agreement are set out below.

Term	Meaning
Facility Agreement	the syndicated facility agreement dated [ ] between AngloGold Ashanti Australia Limited (as **Borrower**), AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc (as **Guarantors**), Commonwealth Bank of Australia (as **Agent**), Australia and New Zealand Banking Group Limited and Commonwealth Bank of Australia (as **Mandated Lead Arrangers and Bookrunners**), Citibank, N.A. (Sydney), HSBC Bank Australia Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd and Westpac Banking Corporation (as **Mandated Lead Arrangers**), Barclays Bank PLC, Australia Branch (as **Arranger**) and Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Australia Branch, Citibank, N.A. (Sydney), Commonwealth Bank of Australia, HSBC Bank Australia Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd and Westpac Banking Corporation (as

Term	Meaning
	Financiers).
Substituted Commitment	the rights and obligations under the Facility Agreement of the Retiring Financier in respect of [ ] of the Commitment and [ ] of the Principal Outstanding of the Retiring Financier and all other related rights and obligations.
Substitution Date	[ ].

1.2   Incorporated definitions

A word or phrase defined in the Facility Agreement has the same meaning when used in this agreement.

1.3   Interpretation

(a)   Clause 1.2 of the Facility Agreement applies to this agreement as if set out in full in this agreement.

(b)   A reference in this agreement to 'identical' rights or obligations is a reference to rights or obligations substantially identical in character to those rights or obligations rather than identical as to the person entitled to them or obliged to perform them.

1.4   Capacity

The Agent enters into this agreement for itself and as agent for each of the parties to the Facility Agreement (other than the Substitute Financier).

2   Substitution

2.1   Effect of substitution

From the Substitution Date:

(a)   no party to the Transaction Documents has any further obligation to the Retiring Financier in relation to the Substituted Commitment;

(b)   the Retiring Financier is released from and has no further rights or obligations to a party to the Transaction Documents in relation to the Substituted Commitment and any Transaction Document to that extent;

(c)   the Agent grants to the Substitute Financier rights which are identical to the rights which the Retiring Financier had in respect of the Substituted Commitment and any Transaction Document to that extent; and

(d)   the Substitute Financier assumes obligations towards each of the parties to the Transaction Documents which are identical to the obligations which the Retiring Financier was required to perform in respect of the Substituted Commitment before the acknowledgment set out in clause 2.1(b).

2.2   Substitute Financier a Financier

With effect on and from the Substitution Date:

(a)   the Substitute Financier is taken to be a party to the Transaction Documents with a Commitment equal to the Substituted Commitment and Schedule 2 of the Facility Agreement is amended accordingly; and

(b)   a reference in the Facility Agreement to 'Financier' includes a reference to the Substitute Financier.

2.3   Preservation of accrued rights

The Retiring Financier and all other parties to the Facility Agreement remain entitled to and bound by their respective rights and obligations in respect of the Substituted Commitment and any of their other rights and obligations under the Transaction Documents which have accrued up to the Substitution Date.

2.4   Limitation of liability

(a)   **Limitation of liability**

(1)   The Substitute Financier enters into this agreement only in its capacity as trustee of the **[*insert details of the Trust*]** (the **Trust**) and in no other capacity.

(2)   A liability arising under or in connection with the Transaction Documents (whether that liability arises under a specific provision of the Transaction Documents, for breach of contract or otherwise) can be enforced against the Substitute Financier only to the extent to which it can be satisfied out of property of the Trust out of which the Substitute Financier is actually indemnified for the liability.

(3)   The limitation of the Substitute Financier's liability under this clause 2.4 applies despite any other provision of the Transaction Documents (other than clause 2.4(c) of this agreement) and extends to all liabilities and obligations of the Substitute Financier in relation to any representation, warranty, conduct, omission, agreement or transaction related to the Transaction Documents.

(b)   **No action against the Substitute Financier personally**

The parties may not:

(1)   sue the Substitute Financier personally;

(2)   seek the appointment of a liquidator, administrator, receiver or similar person to the Substitute Financier; or

(3)   prove in any Liquidation, administration or arrangement of or affecting the Substitute Financier.

(c)   **Exception**

The provisions of this clause 2.4 will not apply to any obligation or liability of the Substitute Financier to the extent that it is not satisfied because there is a reduction in the extent, or an extinguishment, of the Substitute Financier's indemnification out of the assets of the Trust, as a result of the Substitute Financier's fraud, gross negligence or breach of trust.

3   Acknowledgments

3.1   Copies of Transaction Documents

The Substitute Financier acknowledges that it has received a copy of the Transaction Documents and all other information which it has requested in connection with the Transaction Documents.

3.2   Acknowledgment

The Substitute Financier acknowledges and agrees as specified in clause 15.15 of the Facility Agreement, which applies as if references to the Agent included the Retiring Financier and references to any Transaction Document included this agreement.

4   Payments

4.1   Payments by Agent

With effect on and from the Substitution Date the Agent must make all payments due under the Facility Agreement in connection with the Substituted Commitment to the Substitute Financier, without having any further responsibility to the Retiring Financier in respect of the same.

4.2   As between Financiers

The Retiring Financier and the Substitute Financier must make directly between themselves the payments and adjustments which they agree with respect to accrued interest, fees, costs and other rights or other amounts attributable to the Substituted Commitment which accrue before the Substitution Date.

5   Warranty

Each of the Retiring Financier and the Substitute Financier represent and warrant to the other parties that the requirements of clause 16 of the Facility Agreement have been complied with in relation to the Substituted Commitment.

6   Notices

The details of the Substitute Financier for the purpose of Schedule 2 of the Facility Agreement are as follows:

ME_114242304_11 (W2003x)

Name	ABN/ACN/ ARBN or place of incorporation	Lending Office and Notice Details	Commitment
		Address:	
		Attention:	
		Facsimile:	

7   General

Clause 19 of the Facility Agreement applies to this agreement as if it were fully set out in this agreement.

8   Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of revocation of that attorney's power of attorney.

Executed as an agreement

Retiring Financier

Signed for
[   ]
by his/her/its attorney

sign here ▶ _____
Attorney

print name _____

in the presence of

sign here ▶ _____
Witness

print name _____

Substitute Financier

Signed for
[   ]
by his/her/its attorney

sign here ▶ _____
             Attorney

print name   _____

in the presence of

sign here ▶ _____
             Witness

print name   _____

Agent

Signed for
[   ]
by his/her/its attorney

sign here ▶ _____
             Attorney

print name   _____

in the presence of

sign here ▶ _____
             Witness

print name   _____

ME_114242304_11 (W2003x)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 10, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance